HUB International


One Team, One Vision

2004 Annual Report

One Team, One Vision

Hub International Limited continues to expand rapidly through both acquisitions and organic growth. Since our founding in 1998, we've increased revenue at a 45% compounded rate to $361 million and built net earnings at a 58% compounded rate to $26.2 million.

Of course, not all growth comes in the form of financial success. Internal growth—the creation of a cohesive and productive corporate culture—is the foundation on which we build a truly sustainable, profitable enterprise. Like people, successful companies must mature, transforming experience into instinct and knowledge into wisdom. At Hub International, we are working continuously to enhance our long-term strength by expanding cooperation and coordination among our brokerages, by delivering more sophisticated tools and expertise to every office, and by developing productive systems and user-friendly structures.

Our internal development program is called One Team, One Vision and it's the subject of this annual report. In these pages, we present the steps we are taking to make Hub International both a more productive insurance broker and a stronger partner to our clients, employees, insurers and owners.


20%
19%
17%
'02
'03
'04

ADJUSTED PRE-TAX MARGIN [1]
(% of total revenue)


$29.4
$36.5
$40.6
'02
'03
'04

ADJUSTED NET EARNINGS [1]
(in millions of U.S. dollars)


$1.06
$1.14
$1.21
'02
'03
'04

ADJUSTED EARNINGS PER SHARE [1]
(diluted)

[1] The company purchased Talbot Financial Corporation (Talbot) on July 1, 2004, and recorded $14.4 million of non-cash stock based compensation in 2004 related to this acquisition. In order to make the year-over-year comparisons more meaningful, the Talbot charge has been removed from certain 2004 reported results presented in the charts above. These adjusted results are not in accordance with GAAP and are only presented to increase investor understanding.

	2004	2003	2002
Operating Results *(in thousands of U.S. dollars)*			
Total Revenue	**$360,850**	$286,359	$219,960
U.S. Revenue	**$239,017**	$177,219	$134,149
Canadian Revenue	**$121,833**	$109,140	$ 85,811
Reported Pre-tax Earnings	**$ 46,278**	$ 55,351	$ 43,657
Talbot Charge(1)	**14,388**	—	—
Adjusted Pre-tax Earnings(1)	**$ 60,666**	$ 55,351	$ 43,657
Reported Net Earnings	**$ 26,244**	$ 36,509	$ 29,401
Talbot Charge(1)	**14,388**	—	—
Adjusted Net Earnings(1)	**$ 40,632**	$ 36,509	$ 29,401
Year-End Financial Position *(in thousands of U.S. dollars)*			
Working Capital	**$ 69,362**	$ 80,949	$ 37,079
Goodwill	**$376,676**	$305,862	$281,712
Total Assets	**$857,535**	$699,288	$596,876
Total Debt	**$186,797**	$113,799	$107,038
Common Shareholders' Equity	**$381,783**	$342,790	$284,274
Shares Outstanding (000s)	**30,411**	30,143	29,025
Shareholders	**2,055**	2,650	2,500
Employees (Full-Time)	**3,170**	2,472	2,294
Operating Ratios			
Reported Pre-tax Margin	**13%**	19%	20%
Talbot Charge(1)	**4%**	—	—
Adjusted Pre-tax Margin(1)	**17%**	19%	20%
Reported Net Margin	**7%**	13%	13%
Talbot Charge(1)	**4%**	—	—
Adjusted Net Margin(1)	**11%**	13%	13%
SO&A as % of Revenue	**20%**	20%	20%
Reported Return on Average Equity	**7%**	12%	14%
Talbot Charge(1)	**4%**	—	—
Adjusted Return on Average Equity(1)	**11%**	12%	14%
*Per Share Data**			
Net Earnings—Basic	**$ 0.87**	$ 1.22	$ 1.27
Reported Net Earnings—Diluted	**$ 0.80**	$ 1.14	$ 1.06
Talbot Charge(1)	**0.41**	—	—
Adjusted Net Earnings—Diluted(1)	**$ 1.21**	$ 1.14	$ 1.06
Book Value	**$ 12.55**	$ 11.37	$ 9.79
Dividends Paid	**$ 0.20**	$ 0.20	C$ 0.28

(1)The company purchased Talbot Financial Corporation (Talbot) on July 1, 2004, and recorded $14.4 million of non-cash stock based compensation in 2004 related to this acquisition. In order to make the year-over-year comparisons more meaningful, the Talbot charge has been removed from certain 2004 reported results presented in the table above. These adjusted results are not in accordance with GAAP and are only presented to increase investor understanding.

Consolidated Financial Statements of the company are expressed in U.S. dollars and have been prepared in accordance with Canadian GAAP. For more information, refer to the audited financial statements, which appear later in this Annual Report.

**Earnings Per Share Data are based on the weighted average shares outstanding. Book Value Per Share is as of year end.*



Martin P. Hughes

AS CHAIRMAN AND CHIEF EXECUTIVE OFFICER, MARTY HUGHES IS RESPONSIBLE FOR DEVELOPING AND GUIDING THE LEADERSHIP TEAM AS WE CREATE SUSTAINED VALUE FOR THE OWNERS OF THE COMPANY.

"We can be the employer of choice and the acquirer of choice if we make Hub the best place to build a future. If there's a sharp, talented, hard-working, ethical person looking at this industry, I want that person to think of Hub. When strong brokerage operators think of selling, I want Hub to be the first call they make. How do we make Hub the partner of choice? Build leaders and career paths internally, so people know they can grow here and be rewarded for their hard work. Create efficient processes that free up each employee to focus more time on core responsibilities. Above all else, build the best organic growth machine in the industry. When we grow organically, we're making more of what we already have: offices, staff and, most important, client relationships. And when we grow organically, we create new opportunities for everyone."

Fellow Shareholders:

In last year's letter to you, I described the changes we had recently implemented to create a platform for sustained, more profitable growth at Hub International. This year, I offer a progress report on those initiatives, along with some thoughts for the years ahead.

First, there is no question that we made significant progress in 2004. We implemented structural and staffing changes in the corporate office and in our hubs, creating clearer reporting lines and greater collaboration across our many offices. We restructured our corporate management team and added new leaders to our corporate staff to expand coordination, promote a common culture, and strengthen both efficiency and margins. Insights from each of our senior leaders appear later in this report.

We completed seven acquisitions and three small divestitures, adding an annualized $115.4 million to our revenue base, during 2004. Those transactions included two large acquisitions that added four hubs in the southwestern and western United States. Talbot Financial, acquired July 1, 2004, gives us a revenue base of approximately $100 million and strong market penetration in the southwestern and western United States. We added hubs in San Francisco, Albuquerque, and Sheridan, Wyoming, and consolidated our Los Angeles area hub into Talbot's Riverside, California office. Bush, Cotton & Scott, our Seattle hub, acquired April 1, added $9 million to our revenue base and provides a strong construction expertise that can be of value in both the United States and Canada.

It's also worth noting that we completed our Sarbanes-Oxley compliance processes without material weaknesses. This has been a major undertaking and a significant re-allocation of management and staff time for Hub, as was the case for thousands of other public companies. Our finance, information technology and legal teams bore the brunt of the burden, absorbing thousands of extra work hours, and we respect and appreciate their contribution.

CREATING A PRODUCTIVE CULTURE

We accelerated our transformation from a predominantly decentralized organization to a more centralized and cohesive group. As I noted last year, any company that grows as rapidly as Hub must make an extra investment in the structures and systems that form the foundation for future growth. Although we are now somewhat more centralized than a year ago, we are being selective in where and how we intervene at the local level. We make a clear distinction between those things that touch the customer, which we'll leave in the local office, and those that don't, which we'll consolidate.

As 2004 progressed, we achieved strong support throughout the organization for our corporate development program, known as *One Team, One Vision*. Through our intranet, meetings, memos and conference calls, we reinforced the message that cross-office collaboration and shared culture are critical for long-term success. Late in 2004, we completed our branding initiative, placing most of our retail brokerages under the Hub International banner, and began a more unified marketing effort.

We implemented our new strategies in a year of tremendous growth and challenges. Hub International increased revenue 26% to $361 million in 2004, including 5% organic growth and approximately $60 million of acquired revenue. Earnings declined, however, due to the non-cash stock based compensation to be paid to about 70 Talbot executives as part of the acquisition cost (Talbot charge).

Because these executives weren't shareholders of Talbot prior to the acquisition, the earnout to be paid to them in the form of non-cash stock based compensation is recorded as compensation expense in the income statement, rather than as a goodwill adjustment to the balance sheet. We recognized a total of $14.4 million of this earnout in the second half of 2004, which reduced net income by $14.4 million, or $0.41 per diluted share.

We anticipate that we will pay out approximately $50 million in non-cash stock based compensation to Talbot executives over the three-year earnout period, with the exact amount determined by the level of profitability of Talbot operations. Although this payout makes our earnings reports more complex, the benefits of this acquisition far outweigh the accounting complexity. It's also worth noting that the total consideration paid for Talbot, including the earnout, will be well within our targeted range of 5–7 times EBITDA (earnings before interest, taxes, depreciation and amortization, a non-GAAP measure) for acquired hubs.

In 2004, we also wrote down $2.6 million (pre-tax) of intangible assets as a non-cash cost of our branding program. The charge related primarily to the value assigned to the prior trade names of acquired brokerages. Legal and compliance costs also were higher than normal last year as we dealt with Sarbanes-Oxley implementation and the costs of responding to inquiries into compensation practices among insurance brokerages.

Over the past year, Hub and other insurance brokers have received inquiries and subpoenas from insurance commissions and/or attorneys general of several states, seeking details about payments the brokers receive from insurers.

In addition, Hub and other brokers have become targets of class action lawsuits on the topic. The inquiries concern a number of longstanding and widely known practices—disclosed by Hub—including contingent commissions. Contingent commissions are additional payments received by brokers from insurers, based on the volume or profitability of the book of business placed by the broker with an insurer. Hub is cooperating in these inquiries and we have expanded the degree of disclosure available to clients about how we are compensated by insurers.

we made real progress from an operating perspective. As the table (below) indicates, earnings increased 22% in 2004 when adjusted for non-cash stock based compensation for Talbot, the intangibles writedown and other relevant items. In addition, it's important to recognize that we added approximately $48 million in Talbot revenue with operating margins much lower than the average for the rest of Hub. As we increase Talbot margins, we expect to expand Hub's consolidated margins as well.

Normalized Earnings Comparison	2004	2003	2004	2003
	(000)	(000)	**Per diluted share**	Per diluted share
Net Earnings Reported Under Canadian GAAP for Year Ended December 31	**$26,244**	$36,509	**$ 0.80**	$ 1.14
Non-cash Stock Based Compensation—Talbot	**14,388**	—	**0.41**	—
Write-off of Trademarks (Intangibles)	**1,656**	—	**0.05**	—
Impact of Foreign Exchange	**(1,734)**	(2,260)	**(0.05)**	(0.07)
Life Insurance Proceeds	**—**	(1,000)	**—**	(0.03)
Normalized Net Earnings	**$40,554**	$33,249	**$ 1.21**	$ 1.04

In addition to this disclosure and monitoring our hotlines for customers and employees, we asked external counsel to conduct a review of our practices. Simply stated, we have not learned of any practices that should create cause for concern. Certainly, our corporate policies prohibit unethical and illegal behavior by our employees.

The combination of a declining rate environment, organizational restructuring, intangibles writedown and substantial increases in regulatory, legal and accounting expenses made 2004 a year of swimming upstream from a profitability standpoint. In spite of these negative impacts,

MARGIN EXPANSION IS A PRIORITY

Our pre-tax margin declined to 13% from 19%, due to the items noted above, and slipped to 17% when those items are excluded. While this was a respectable achievement in a volatile year, we are working hard to do better in 2005 and beyond. Fortunately, we can achieve stronger margins as we expand the impact of ongoing initiatives, including:

- Trimming expenses that add relatively little value, either because they don't help us increase profitable sales or because they don't reduce our risk levels. Each hub is focused on refined budgets and margin expansion targets for 2005.

- Accelerating the consolidation of systems and processes, such as human resources and information technology, that are highly adaptable to economies of scale or where standardization offers benefits.
- Investing more in the development of our sales culture, including both new sales and account retention. More sales per producer translate into improved revenue and margin.
- Addressing the relative level of cash compensation as a percentage of revenue. This is a sensitive issue, which must be managed carefully. However, at 55% of revenue, the number simply is too high.

With proper discipline and teamwork, all these initiatives can yield improvements in the coming year. It's also possible that the market will provide some benefit as the year progresses, because economic recovery often leads clients to expand their insurance portfolios. When rates rise, as occurred in the 2001–2003 period, clients often save premium dollars by reducing limits, raising deductibles or eliminating some coverage altogether. The opposite pattern develops when rates decline, as they have in the past year. In addition, economic recovery leads to higher exposure levels for clients as they increase their sales or head counts.

While economic recovery could fuel revenue expansion, we aren't waiting for a rising tide to lift our results. It is our goal to increase pre-tax margin (excluding the Talbot charge) by one percentage point per year, on average, and we have already begun working on improvements for 2005.

THE PARTNER OF CHOICE, AND THE BEST GROWTH COMPANY IN THE INDUSTRY

As you'll read in the rest of this report, we've made progress in our strategic plan to build a more durable and efficient company that generates substantial returns to its owners. We plan to create the strongest organic growth machine in the insurance brokerage industry, winning and keeping clients through exceptional insight and service. We are building a corporate culture that encourages and rewards collaboration, accommodates career paths wherever talent and drive may lead, and promotes the strong ethical behavior that builds reputation. As we achieve these goals, we will become both the employer of choice and the acquirer of choice for those who seek the right partnership for their career growth.

As I forecast in last year's annual report, 2004 was a year of challenging market conditions and reinvestment in our business. The same can be said for the start of 2005. However, we anticipate improvement as the year progresses, as we gain added traction in our strategic initiatives, and as market conditions begin to stabilize.

Thanks as always for your support of Hub International. We are fully committed to earning that support every day of every year.

Sincerely,

Martin P. Hughes
Chairman and Chief Executive Officer



Lawrence J. Lineker
CHIEF SALES OFFICER

"There's nothing like the feeling you get when the client says 'yes.' It's an endorsement of the company, the product and, without a doubt, the producer. A great salesperson starts each day with a bone-deep belief that there's a new prospect out there, hungry for the kind of support that Hub provides. Great salespeople know they can offer products and programs that will make the customer's life easier, and they can't wait to make it happen. But there's more to sales culture than selling new accounts. Sales culture means building the business around the client's needs, ensuring that those needs are met in the most effective way, year after year. Sales culture is a shared focus on the kind of service that not only wins new customers, but earns their retention and referrals. As we expand our sales culture, we enable all our people to achieve their potential, both as Hub employees and as business partners with our clients."


Organic Growth

Sales culture isn't a term that appears in most dictionaries, but it's an important part of our vocabulary at Hub International. Sales culture is a bone-deep sense that this is a sales business, that growth comes from finding new clients and keeping those who have already become customers.

A true sales culture is pervasive throughout the entire organization, from producers to customer service representatives and administrative staff. It's our goal at Hub International to maximize the depth and breadth of our sales culture, establishing the strongest organic growth engine in our industry. This is not an easy goal to achieve in a highly competitive industry like insurance brokerage, but we know we can reach our target through disciplined, consistent focus on sales culture.

In our business, as in any brokerage or distribution business, there is no substitute for sales excellence. Brokers make the critical connection between the client's needs and the insurer's products. Sales excellence requires insight into a vast array of products, services and specific client requirements. Equally important, Hub producers must execute consistently the sales process that leads from initial lead generation to ultimate sale and account retention.

SALES LEADERSHIP

To enrich our sales culture, we named a Chief Sales Officer at the corporate level and appointed chief sales officers in each regional hub in 2004. Sales officers work together to bolster sales skills and productivity, focusing on the specific needs of each producer. There is no single solution that meets those needs. One producer might excel at initial contacts, but fall short on closing the sale. Another might be strong at closing one transaction, but poor at follow-on sales. To provide each producer with the essential tools, we added a full-time sales trainer to our corporate staff in 2004 and quickly filled his schedule with individual and group coaching sessions requested by producers.

During 2004, we increased the consistency and comparability of selling skills across all our regions through standardized tools and measurement processes. Each producer in our network has established individual goals for performance in 2005, including both new sales and account retention, along with service levels and product knowledge. We recognize that selling skills include more than merely selling a product. Service, support and renewal complete the cycle.

Each producer is measured according to specific productivity and profitability benchmarks. Measurement affects any process, especially processes involving people, so we focus our measurement and tracking systems on the steps most likely to lead our people to improved sales productivity.

Throughout the Hub organization, we track the pipeline of leads, contacts, meetings and sales for each producer. This process expands our insight into the skill sets and habits of top performers, while it also identifies those producers who are unlikely to offer a long-term fit at Hub. Our primary emphasis is on what we call the "meaty middle," those profitable producers whose effectiveness is proven and who are most likely to increase their productivity through sales officer and trainer support.

CREATING A SHARED IDENTITY

While sales culture is pursued one producer at a time, the sales team at Hub is also implementing more global strategies for sales enhancement. The re-branding of hubs under the Hub International name in 2004 and launch of more unified and consistent marketing materials are designed to increase awareness and reputation for Hub— and all its hubs. Integrated marketing communications efforts across the United States and Canada can increase the cost-effectiveness and impact of marketing expenditures. Beyond this benefit, unified branding and communication create more fertile ground for cross-selling and collaboration across regions and product lines.

Our sales culture initiatives should also bring benefits in other areas of our business and support multiple strategies at Hub. As we build sales excellence, Hub will be a more productive and profitable organization and a more attractive acquirer of other brokerages. These initiatives also can make us the employer of choice for producers and others who recognize the strength of the training, support and culture that we provide.

"Acquisitions are a leap of faith for both the buyer and seller, a commitment that changes the lives of both. I took that leap of faith when I merged my business into Hub, so I know how it feels to be on both sides of the negotiating table. I can tell prospects without hesitation that Hub brings a lot to the table, including a strong growth record and some of the finest people in the industry. We're looking for people like us—experienced, ethical and more than a little bit hungry. We're looking for people who are in it for the long haul, who want a partner who understands that this is a life's calling. There are a lot of so-so opportunities out there, but when you find a great one, a real partner, there's nothing like it."



Richard A. Gulliver

PRESIDENT


Acquisition

Mergers and Acquisitions

Growth through acquisition has been a core strategy since Hub was created through the merger of 11 Canadian insurance brokers in 1998. Since that time, the company has completed more than 100 acquisitions, generating approximately 79% of our total revenue growth.

With broad and well-established penetration of the Canadian brokerage market, Hub continues to seek a more complete geographic footprint across the United States. It's our goal to add, on average, two U.S. regional hubs per year until we reach 15 U.S. hubs. We made strong progress in 2004 with the acquisitions of Talbot Financial and Bush, Cotton & Scott. These acquisitions added four hubs and more than $100 million of annualized revenue to our U.S. operations.

Geographic expansion—completing our U.S. footprint—is a primary goal of our acquisition strategy, but it is only one of many corporate goals served by the purchase of brokerages. Newly acquired brokerages can add substantially to expertise in specific lines of business or operational systems, and we see acquisitions as a major tool for obtaining promising managers and producers.

ADDING DEPTH WITH HUBS AND FOLD-INS

We pursue two primary types of acquisitions. To expand our U.S. footprint, we target larger (over $10 million in revenues) brokerages that can become regional hubs, as well as smaller, specialty hubs that increase penetration of specific niche markets. With strength established in much of the country, we are targeting the South and Southeast as the most likely sites for our next regional hubs. Because we acquire hubs to serve as the base for further expansion in a region, we seek strong management teams and operations. We use Hub common shares as a significant portion of the acquisition currency for these businesses, restricting the sale of those shares as a means of linking seller/manager financial interests with those of other shareholders.

Our use of restricted shares in hub purchases is unusual in our industry and creates a self-selection process for potential sellers. Owners who accept Hub's payment structure tend to be focused on the long-term potential to build wealth for themselves by building it for the entire organization—and its shareholders. Individuals who wish to sell their brokerages and take it easy are unlikely to want a partnership with Hub—and vice versa.

Each regional hub serves as the base for new expansion, tasked with further, fold-in acquisitions that either fill in a geographic gap or add useful expertise or products. Fold-in acquisitions are almost always done for cash and we consider them primarily to be purchases of a book of business and strong producers, rather than a freestanding operating unit. In 2004, we acquired five fold-ins in the United States and Canada and divested three small fold-in operations in Canada.

MANAGING THE ACQUISITION PIPELINE

Hub's acquisition team, like our sales team, is focused on pipeline. Our disciplined approach requires that we build and maintain a steady pipeline of potential relationships, enabling us to identify and negotiate deals that make sense over the long term. We look for a solid fit in culture and ethics, strong sales capacity and human capital, all of which support our other core strategies, as well.

Equally important, our due diligence team follows a similarly disciplined approach to negotiating and evaluating potential transactions, ensuring that we walk away from acquisition prospects that aren't as good a fit as they might appear at first. We take pride in this discipline, because it's not the goal of our acquisition program to simply add revenue. Our goal is to add profitable revenue and talented staff, while absorbing as little risk as we can. To achieve that profitability, we seek to maintain a pricing multiple of 5–7 times EBITDA (earnings before interest, taxes, depreciation and amortization, a non-GAAP measure) for acquired brokerages.

Although our pricing discipline and selection criteria eliminate many potential hubs and fold-ins from consideration by Hub International, we believe our highly fragmented industry offers ample opportunity for continued expansion. Industry analysts suggest that approximately 250 U.S. brokerages are large enough to become regional hubs, while well over 30,000 smaller brokerages—in the United States alone—are potential fold-in candidates.



"Our professionals across North America have the winning attitude. The more we work as a team, the better Hub is as a competitive organization. Cross-office collaboration, comparability and consistency of systems and structures across offices, and the creation of companywide resources for product or market insight can yield significant benefits for Hub and its clients. We stress entrepreneurship throughout the company, with regional leadership supporting local initiatives. This, together with strategic thinking, agility, flexibility and relationship building, have fostered growth at Hub and position us for continued success."

Bruce D. Guthart, CPCU
CHIEF OPERATING OFFICER


Efficiency

Operations

While acquisition and sales strategies focus on growth of Hub's revenue base, operational excellence is the key to transforming those revenues into earnings. We accomplish this by creating a pattern of consistency, accountability and profitability across our hubs.

INSURER RELATIONSHIPS ENHANCE ACCESS, PROGRAMS AND PRICING

Operational excellence is derived from larger-scale endeavors, such as Hub's relationship building with insurers and the creation of practice leadership roles to increase collaboration among offices.

In 2004, as rates softened, we worked closely with insurers to identify opportunities to expand client access to coverage, obtain attractive renewal rates and develop new product packages to offer to clients. The stronger our relationships with insurers, the greater our ability to negotiate and lobby on behalf of clients.

At the same time, we increased our emphasis on practice leadership roles, naming individual executives to act as companywide resources for specific types of products or clients. Here, too, strong insurer relationships are a critical advantage for Hub, creating the opportunity to develop unique programs for specific industries or product lines.

ADDING STRENGTH TO REGIONAL HUBS

We work with all our hubs to analyze and streamline work processes and establish greater consistency and comparability of performance across regions. During 2004, as insurance rates either grew more slowly or declined in both the United States and Canada, the operations group worked with all our individual hubs to develop and implement soft market strategies to enhance account retention and expand product offerings to clients.

We reviewed business plans with each hub, looking for ways to incorporate soft market strategies for greater productivity, while we enhanced plans for more consistent and complete tracking of data on insurer relationships across the organization.

Greater efficiency in operations creates several benefits that extend beyond margin expansion. By streamlining and consolidating processes, we create platforms that can absorb new demand as we acquire and integrate brokerages. With greater consistency among hubs, we can consider all our brokerages to be a single training ground for any open position, anywhere in the company. Strong and profitable operating models can help us analyze the strengths of potential acquisition candidates, leading to better and potentially more profitable purchase decisions.

The pursuit of operating efficiency often requires a nuts-and-bolts process that includes both careful attention to detail and a big-picture awareness of synergies or cost savings available through collaboration. In some cases, efficiencies are gained by shifting some back office functions or management responsibilities to a single hub or consolidating some purchasing arrangements among individual vendors.

During 2005 and beyond, the operations team will work with each regional hub to develop more productive and profitable business plans and expanded structures for collaboration and cross-selling among hubs.



Dennis Pauls, Chief Financial Officer, is responsible for maximizing both access to and returns on capital through effective financial management and delivery of insightful information throughout the organization.

"The more we can cut through the clutter and give our managers insight—not just numbers—the better they'll be at making the right decisions. It's our job to show people how their actions generate real returns to shareholders or how they miss the mark. When people have that insight, they can create a better company. This mindset applies externally as well. If an investor has a choice between two similar companies, the one with the clearest and most complete financial reporting will have an edge. We strengthen our own access to capital by making our disclosure more complete and understandable and by making ourselves more accessible to investors."



Dennis J. Pauls

CHIEF FINANCIAL OFFICER


Financial Strength

Finance and Information Technology

Finance encompasses the entire cycle of corporate life, from start-up investment to the delivery of services and return on investment to shareholders. Hub's strategy for financial management emphasizes both the effective management of assets and delivery of insights for better decision making at all levels of the business.

Equally important, Hub's financial strategy includes strong and consistent access to public markets, including both debt and equity financing. Access depends, in part, on the transparency, accuracy and candor that we bring to Wall Street through our financial reporting. In the competition for capital, as with customer relationships, accessibility and openness enhance trust and long-term reliance.

Capital, of course, is the fuel of every business, both the source and the limiter of growth. Whether it's used to invest in people or acquisitions, furniture or software, capital must be obtained, measured and invested in its most productive applications.

Hub's finance group is focused on the best applications of the company's capital. Whether the currency is cash, debt or common shares, we can't drive our growth any further than our access to capital will allow.

ENHANCING ACCESS AND RETURNS

Hub's growth strategy includes an aggressive acquisition program, incorporating the use of cash, debt and common shares as currencies. Hub's cash generating capabilities, along with the upstream distribution of cash from hubs, enhances our capacity for both fold-ins and hub acquisitions.

Fold-in acquisitions are generally made for cash, while Hub common shares are an additional currency for larger, hub acquisitions. The use of restricted stock in larger acquisitions is intended to tie the interests of acquired management teams with other shareholders. Although earlier hub acquisitions might have included a 70% stock component, our ratio has been closer to 20–30% stock and 70–80% cash in the past two years. This shift reduces dilution to shareholders, but increases the demand for internally generated cash and debt as sources of acquisition currency.

During 2004, the finance team's emphasis on cost control and efficiency helped reduce the negative impact of Sarbanes-Oxley compliance costs, additional legal expenditures, lower operating margins at Talbot and reduced insurance rates. Accounting staff at corporate and regional offices put in approximately 35,000 hours on Sarbanes-Oxley compliance alone, limiting the cash cost of outsourced compliance processes.

In 2005, financial goals include selective staff additions that will reduce the need to use higher cost, outsourced services, along with expanded efficiency of cash management in the hubs, freeing up added cash for corporate acquisition plans.

MAXIMIZING INFORMATION AND INSIGHT

Increased efficiency often depends on better and more timely information, which is a shared priority for both the finance and information technology teams. Expansion and consolidation of technology platforms create the opportunity to increase the flow of relevant information while reducing total costs of information technology.

In 2005, for example, we plan to consolidate platforms for payroll, as well as other technology services, either at the corporate office or within a specific hub. Network services are particularly amenable to economies of scale, which can improve overall corporate margins. Consolidation can also improve the overall quality and comparability of information across regions, giving our senior managers better tools for planning and implementation.



Marianne Paine, Chief Legal Officer, manages the complex compliance processes at Hub, while working with employees to enhance the ethical behavior that builds our reputation.

"Client relationships are the lifeblood of this company and reputation is the safeguard of those relationships. One reason I'm proud to work at Hub is that our people are truly aware that reputation is currency in our market. They want to be sure to do the right thing in the right way. It's my job to help them address any issues with clarity and candor, so that our integrity is recognized and valued by all our stakeholders. It's most important to base our policies on common sense, because that makes it easier for everyone to take care of business."



Marianne D. Paine
CHIEF LEGAL OFFICER


Managing Risk

Legal

In many companies, the legal department is not considered core to strategic development, but Hub's growth plan recognizes the fundamental contributions to be derived from efficient and value-driven legal practice. Our approach is to incorporate simplified and streamlined processes that free up our managers to build the business.

Our legal strategy begins with compliance, of course, ensuring that our brokerages and producers are properly licensed and that we timely fulfill securities law requirements. Our obligations in this regard are complicated by the fact that our shares are publicly traded in both the United States and Canada. Our goal is to achieve compliance with minimal disruption to our core functions. The less time spent on legal compliance issues, the more time people can spend on sales, acquisitions, recruitment, training and other important business activities.

COMMON SENSE IS GOOD BUSINESS SENSE

In law, as in other venues, it's possible to add work and complexity without adding to value. Extra internal steps or duplicate forms can creep into any process, reducing efficiency and creating unnecessary headaches. As we increase the coordination of legal processes across existing and new brokerages, we seek new ways to centralize, consolidate and increase efficiency.

In addition, we apply our legal strategies to reinforce corporate ethical values and to ensure that these values are instilled and upheld in each operation. Management of our employee and customer hotlines for ethical questions and concerns provides a (fortunately) infrequent opportunity to demonstrate to our employees and clients that we take ethical issues seriously.

RESPONDING TO UNIQUE CHALLENGES

In 2004, of course, our legal department was put to the test as we responded to inquiries from attorneys general and insurance regulators in several states regarding compensation practices. After New York's attorney general raised questions about some longstanding practices for compensation of brokers by insurers—practices disclosed by Hub—we experienced a flurry of inquiries and subpoenas from other states, along with class action suits filed against us and, essentially, our entire industry.

In addition to our responses to these inquiries, we conducted our own reviews of practices, including a review by external legal counsel. Those reviews have not indicated any cause for concern regarding the practices of Hub employees. At the same time, this situation has created a good opportunity to reinforce our messages to all employees regarding the importance of behaving in accord with the highest ethical standards.

Sarbanes-Oxley processes also added substantially to demands for legal department guidance in 2004, as did our corporate branding effort. We participated in detail in changing the names of retail hubs to achieve greater marketing consistency. Finally, as part of Hub's due diligence group for mergers and acquisitions, the legal department was intimately involved in 10 acquisitions and divestitures in 2004, including Talbot and Bush, Cotton & Scott, and in the detailed integration of acquired brokerages into the Hub family.

For 2005, our goals include continued efforts to capture and manage information, identify and minimize risks, and work proactively with our business units to provide timely and efficient support.



As Chief Corporate Development Officer, Kirk James drives the process of cultural and organizational change to enhance Hub's intrinsic value for employees, customers, shareholders and other stakeholders.

"I am continually impressed by the high level of commitment, talent and character housed in Hub International and I know we can offer the best career opportunities for the people who make up our company. People put forth their strongest effort when they are rewarded and can grow in the organization. They respond especially well to fair and ethical treatment by their colleagues. That's why it's so important to foster the interaction and relationships that lead to a robust and productive culture. We have the opportunity to be the employer of choice, the acquirer of choice and a truly great organization. I'm absolutely committed to making it happen, and I know the rest of our team is on the same page."



W. Kirk James
CHIEF CORPORATE DEVELOPMENT OFFICER


Human Capital

Development of corporate culture and human capital at Hub will ultimately make the difference between thriving and merely surviving in the insurance brokerage industry. After more than 100 acquisitions in our brief history as a company, we recognize the need to establish common goals, collaboration and performance standards across our network.

Hub's corporate development strategies, including the appointment of a Chief Corporate Development Officer in 2004, reflect our awareness that the most successful businesses over the long term are likely to share a culture of discipline, spirit and productivity. A sustainable corporate culture cannot simply be mandated, however. It must be cultivated from the existing strengths and skills inherent in the organization, nurtured by consistent messages and support.

Our strategies transcend individual offices, regions or functional departments. Senior managers in both our hubs and the corporate office work together to identify the common values, vision and goals that create the foundation for building each region and our overall business. In a very real sense, our combined efforts are creating the DNA for an ethical, durable and sustainable growth company.

PARALLEL STRUCTURES CREATE OPPORTUNITY

Our development strategy borrows heavily from the dissertations and theories of Jim Collins *(Good to Great)* and John Wooden *(Coach Wooden's Pyramid of Success)*, although the specific sources of our plan are less relevant than the consistency and logic of the plan itself. As we organized our growth strategies, we intensified our focus on sales culture—the source of sustainable growth—and on parallel structures that enhance coordination among offices.

Parallel structures offer a number of long-term benefits to Hub. They create comparability among regions and enable us to move managers from one region to another with maximum effectiveness and a minimal learning curve at the new location. Increased mobility and promotion potential for promising individuals can make Hub a more attractive employer. Parallel structures also enable us to pair regional executives with corporate leaders in ways that enhance efficiency, accountability and cooperation. Cross-office collaboration and communication are bolstered by parallel responsibilities and support networks.

Finally, common values, vision and goals help define the type of acquisition candidates we will pursue and the best ways to integrate them into Hub. Although a large component of our acquisition strategy is tied to completing our U.S. footprint, it's also a primary goal to acquire businesses that are the right fit—not only for the firm we are today, but for the company we want to be in the future.

HUMAN CAPITAL IS OUR GREATEST ASSET

Structure, values, vision and goals are critical foundation elements in our development efforts, but we don't plan to stop there. While we work to refine our structure and strategies in 2005, we also are working to expand the depth and talent of our human capital. It's a key goal of ours to be the employer of choice in the insurance brokerage industry and we will be expanding our investment in human resources to achieve that goal.

As is true for every professional services firm, all our assets go home at night. Making Hub International more attractive to promising and talented individuals is crucial to our long-term success. Human resources strategies include not only recruitment, but also identification and cultivation of future leaders for the organization. Leadership development programs now being initiated represent one long-term strategy for expanding Hub's competitive strength and intrinsic value. We're reinforcing our employee development efforts with the introduction of new award programs to recognize our emerging leaders.

Our corporate development message is reinforced through our *One Team, One Vision* message on our intranet, through companywide communications and via face-to-face meetings between corporate managers and regional staff. During 2005, we plan to expand these communications to further enrich our corporate culture.

Financial Section

We were formed in November 1998 through the merger of 11 independent insurance brokerages into a new company. The merger was accounted for using the pooling-of-interests method.

Our results for the five year period ended December 31, 2004 reflect the acquisition of brokerages that occurred in each respective period. These acquisitions were accounted for using the purchase method. Thus, results of acquisitions are only included from the date of acquisition forward. Accordingly, the results in each period are not directly comparable.

Our historical consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as it relates to us, see note 19 to our audited consolidated financial statements included elsewhere in this Annual Report.

Year ended December 31,

(in thousands of U.S. dollars, except per share amounts) (1)	2004	2003	2002	2001	2000
Consolidated Statement of Earnings Data:					
Canadian GAAP					
Revenue:					
Commission income	$328,961	$259,461	$200,976	$143,063	$86,410
Contingent commissions and volume overrides	21,705	18,530	11,464	5,899	4,909
Other	10,184	8,368	7,520	5,031	3,921
	360,850	286,359	219,960	153,993	95,240
Expenses:					
Cash compensation	199,520	156,320	118,667	88,015	54,701
Selling, occupancy and administration	73,199	56,606	44,932	35,276	21,778
Depreciation	7,266	6,244	5,492	3,940	1,885
Interest expense	7,470	5,191	7,317	7,447	1,981
Intangible asset amortization	5,520	3,208	1,671	4,940	3,260
Non-cash stock based compensation	20,890	4,801	1,089	—	—
Loss on write-off of trademarks	2,587	—	—	—	—
(Gain) loss on disposal of property, equipment and other assets	(1,880)	(202)	(2,679)	(173)	127
(Gain) on put option liability	—	(160)	(186)	(719)	—
Proceeds from life insurance	—	(1,000)	—	—	—
	314,572	231,008	176,303	138,726	83,732
Net earnings before income taxes	46,278	55,351	43,657	15,267	11,508
Provision for income tax expense	20,034	18,842	14,256	5,262	5,370
Net earnings (2)	$ 26,244	$ 36,509	$ 29,401	$ 10,005	$ 6,138
Earnings per share (2)					
Basic	$ 0.87	$ 1.22	$ 1.27	$ 0.53	$ 0.34
Diluted	$ 0.80	$ 1.14	$ 1.06	$ 0.50	$ 0.34
Weighted average shares outstanding					
Basic	30,246	29,967	23,181	19,012	18,327
Diluted	35,305	33,767	30,199	20,105	18,327
Dividends declared per share (3)	$ 0.20	$ 0.20	$ 0.18	$ 0.18	$ 0.13

(continued on the following page)

Year ended December 31,

(in thousands of U.S. dollars, except per share amounts) (1)	2004	2003	2002	2001	2000
U.S. GAAP					
Net earnings (Canadian GAAP)	$ 26,244	$ 36,509	$ 29,401	$ 10,005	$ 6,138
Cumulative effect of change in accounting policy for put options	—	335	—	—	—
Adjustment to put option liability	—	(409)	(814)	(811)	—
Adjustment to investment held for sale	—	—	(2,236)	520	—
Change in reporting currency	—	—	—	144	405
Net earnings (U.S. GAAP) (4)	$ 26,244	$ 36,435	$ 26,351	$ 9,858	$ 6,543
Net earnings per share (U.S. GAAP) (4)					
Basic	$ 0.87	$ 1.22	$ 1.14	$ 0.52	$ 0.36
Diluted	$ 0.80	$ 1.14	$ 0.96	$ 0.49	$ 0.36

(1) *Effective October 1, 2001, we adopted the U.S. dollar as our reporting currency. Our financial results for all periods prior to October 1, 2001 have been restated from Canadian dollars to U.S. dollars at the exchange rate in effect at September 30, 2001 of C$1.00 = $0.6338.*

(2) *As discussed in note 2, "Summary of Significant Accounting Policies," of the notes to the audited consolidated financial statements, we adopted Canadian Institute of Chartered Accountants (CICA) Section 3062 on January 1, 2002. Upon adoption of CICA Section 3062, goodwill is no longer amortized. The following table illustrates the effect that CICA Section 3062 would have had on net earnings and per share information under Canadian GAAP for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 had goodwill not been amortized:*

Year ended December 31,

(in thousands of U.S. dollars, except per share amounts)	*2004*	*2003*	*2002*	*2001*	*2000*
Reported net earnings—Canadian GAAP	*$26,244*	*$36,509*	*$29,401*	*$10,005*	*$6,138*
Add back: Goodwill amortization	—	—	—	*3,996*	*2,820*
Net earnings adjusted for goodwill	*$26,244*	*$36,509*	*$29,401*	*$14,001*	*$8,958*
Basic EPS—Reported	*$ 0.87*	*$ 1.22*	*$ 1.27*	*$ 0.53*	*$ 0.34*
Basic EPS—Adjusted for goodwill	*$ 0.87*	*$ 1.22*	*$ 1.27*	*$ 0.74*	*$ 0.49*
Diluted EPS—Reported	*$ 0.80*	*$ 1.14*	*$ 1.06*	*$ 0.50*	*$ 0.34*
Diluted EPS—Adjusted for goodwill	*$ 0.80*	*$ 1.14*	*$ 1.06*	*$ 0.70*	*$ 0.49*

(3) *We commenced payment of dividends in the second quarter of 2000.*

(4) *We adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142 (SFAS No. 142) on January 1, 2002. Upon adoption of SFAS No. 142 goodwill is no longer amortized. The following table illustrates the effect that SFAS No. 142 would have had on net earnings and per share information under U.S. GAAP for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 had goodwill not been amortized:*

Year ended December 31,

(in thousands of U.S. dollars, except per share amounts)	*2004*	*2003*	*2002*	*2001*	*2000*
Reported net earnings—U.S. GAAP	*$26,244*	*$36,435*	*$26,351*	*$ 9,858*	*$6,543*
Add back: Goodwill amortization	—	—	—	*4,065*	*2,988*
Net earnings adjusted for goodwill	*$26,244*	*$36,435*	*$26,351*	*$13,923*	*$9,531*
Basic EPS—Reported	*$ 0.87*	*$ 1.22*	*$ 1.14*	*$ 0.52*	*$ 0.36*
Basic EPS—Adjusted for goodwill	*$ 0.87*	*$ 1.22*	*$ 1.14*	*$ 0.73*	*$ 0.52*
Diluted EPS—Reported	*$ 0.80*	*$ 1.14*	*$ 0.96*	*$ 0.49*	*$ 0.36*
Diluted EPS—Adjusted for goodwill	*$ 0.80*	*$ 1.14*	*$ 0.96*	*$ 0.69*	*$ 0.52*

As of December 31,

(in thousands of U.S. dollars) (1)	**2004**	2003	2002	2001	2000
Consolidated Balance Sheet Data:					
Total assets	$857,535	$699,288	$596,876	$502,296	$206,157
Total debt (2)	$186,797	$113,799	$107,038	$196,952	$ 34,665
Total shareholders' equity	$381,783	$342,790	$284,274	$135,271	$112,212
Reconciliation to U.S. GAAP:					
Total shareholders' equity (Canadian GAAP)	$381,783	$342,790	$284,274	$135,271	$112,212
Adjustment to investment held for sale	(1,716)	(1,716)	(1,716)	520	—
Accumulated other comprehensive income:					
Unrealized gains (losses), net of tax of $(99)—2004, $(56)—2003, $51—2002, $85—2001, $(122)—2000	157	90	(83)	(140)	198
Cumulative translation account	—	—	496	—	5,811
Adjustment to put option liability	—	—	(1,702)	(4,898)	—
Executive share purchase plan loan	—	—	(1,912)	(2,142)	—
Total shareholders' equity (U.S. GAAP)	$380,224	$341,164	$279,357	$128,611	$118,221

(1) *Effective October 1, 2001, we adopted the U.S. dollar as our reporting currency. Our financial results for all periods prior to October 1, 2001 have been restated from Canadian dollars to U.S. dollars using the exchange rate in effect at September 30, 2001 of C$1.00 = $0.6338.*

(2) *Includes long-term debt and capital leases (including current portion), bank debt and subordinated convertible notes.*

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this report. Certain information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements because of various factors, including those discussed below and elsewhere in this Annual Report, particularly under the heading "Risk Factors." Reference to "Hub," "we," "us," "our" and the "registrant" refer to Hub International Limited and its subsidiaries, unless otherwise expressly stated. Unless otherwise indicated, all dollar amounts are expressed in, and the term "dollars" and the symbol "$" refer to, U.S. dollars. The term "Canadian dollars" and the symbol "C$" refer to Canadian dollars. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP) and to the extent that they affect us are described in note 19 to our audited consolidated financial statements.

Overview

Hub is a leading North American insurance brokerage that has grown rapidly since its formation in 1998 through mergers, acquisitions and organic growth. We provide a broad array of property and casualty, life and health, employee benefits, investment and risk management products and services through offices located in the United States and Canada. We are pursuing a growth strategy that includes expansion of our geographic footprint across the United States and deeper penetration of the insurance brokerage market in both the United States and Canada. Both acquisitions and internal growth are core components of our strategic plan for revenue expansion.

As of December 31, 2004, our operations included 14 regional "hub" brokerages—nine in the United States and five in Canada—and nearly 200 offices staffed by approximately 3,300 people. Our strategic plan calls for the addition of approximately 6 additional U.S. hubs to extend our geographic footprint. Brokerages large enough to be considered hubs will generally have annual revenue in excess of $10 million. In addition to larger "hub" acquisitions by the parent corporation, each regional hub is tasked with pursuing smaller, fold-in acquisitions that either expand its geographic penetration or add new specialization or expertise to the regional operation.

We generally acquire larger "hub" brokerages for a combination of cash and stock. Although there are variations in the purchase terms for each hub, our goal is to pay 30%–70% of the "hub" purchase price in our common stock, while setting escrow periods of up to 10 years for the sellers to hold these shares. We believe the use of escrowed stock in major acquisitions creates increased alignment of interests between senior managers and the public shareholders of the corporation. We have paid all cash for the acquisition of certain brokerages, and may pay an all-cash purchase price for brokerages in the future. As of December 31, 2004, senior managers of the company and its hubs owned approximately 2,129,000 shares, or 7% of total shares outstanding, while all employees as a group held approximately 7,075,000 shares, or 23.3% of total shares outstanding.

During the three years ended December 31, 2004, we acquired 19 brokerages in the United States and another 8 brokerages in Canada, adding combined revenue of $183.2 million from the dates of acquisition. Of these acquisitions, 7 were regional hubs, all based in the United States. United States revenue has grown to 66% of our total revenue primarily as a result of acquisitions and organic growth. Organic growth is similar to the *same-store-sales* calculation used by retailers. It includes revenue growth from units included in our financial statements for at least 12 months. Because we apply the purchase method of accounting for acquisitions, acquired brokerages' financial results are included only from the date of acquisition.

We acquired brokerages with aggregate annual revenue of $115.4 million in 2004, up from approximately $8.1 million of acquired revenue in 2003.

Our management believes pricing discipline is a key to successful acquisition efforts and has chosen not to complete potential acquisitions that did not meet our pricing criteria. We have a goal of acquiring an average of 2 hub operations per year, increasing our base of U.S. hubs to 15 from the current 9. Acquisitions will be driven by opportunity, pricing and fit, however, not by a rigid timetable.

In accordance with our strategic plan, on July 1, 2004 we purchased Talbot Financial Corporation, ("Talbot") based in New Mexico. We purchased all of the common shares of Satellite Acquisition Corporation ("Satellite"), a corporation formed by senior management at Talbot. In turn, Satellite purchased 100% of Talbot from Safeco Corporation for $90 million in cash. We will purchase Talbot management's special shares of Satellite over the next three years, using a combination of both our restricted and unrestricted common shares. Payments will be made on September 1, 2005, March 31, 2006 and March 31, 2007 based upon Talbot's earnings for the 12-month period ending December 31, 2004, 2005 and 2006, respectively. The contingent payments to Talbot management are a charge to earnings in the form of non-cash stock based compensation expense over the period in which the payments are earned. Based on Talbot's financial performance for 2004, we anticipate total earnout payments in the $45–$50 million range. During the third and fourth quarter of 2004 we expensed $14.4 million of non-cash stock based compensation related to this acquisition.

Our revenue base is diversified across a large number of insurance products and services, including:

Commercial Insurance

Property and Casualty	Employee Benefits
• Business property	• Group life and health
• Auto and trucking fleets	• Employment issues
• Technology	• Human resources
• Intellectual property	• Retirement plans
• Natural disaster	• Contract review
• Workers' compensation	Risk Management Services
• Liability	• Claims management
• Surety bonds	• Risk finance structuring
• Business income	• Exposure evaluation
• Accounts receivable	• Coverage analysis
• Environmental risks	• Contract review

Personal Insurance

Property and Casualty	Life, Health and Financial
• Home	• Disability
• Personal property	• Life
• Auto and recreational vehicles	• Investments
• Travel accident and trip cancellation	• Financial planning

Commercial lines have increased to 79% of our total revenue, largely as a result of our more rapid expansion in the United States, where middle-market companies and other commercial clients are the primary source of revenue. In 2004, commercial lines constituted 89% of U.S. revenue and 60% of Canadian revenue. In British Columbia (Canada), we are the largest broker of government underwritten auto insurance, a personal line. In addition, Canada's public health care system eliminates a significant portion of the demand for employer-provided health insurance, a major commercial product line for us in the United States.

We employ a number of distribution channels to deliver products and services to clients. Among the distribution channels we employ are:

- Retail sales and service centers that target middle-market companies, providing a broad range of property and casualty insurance, life and health insurance, risk management and financial services;
- Retail call-centers provide sales and services by telephone to individuals or members of employee groups, associations, affinity groups and specific communities. We operate call-centers in Chicago and Chilliwack, British Columbia;
- Wholesale life and financial services centers, known as managing general agents, provide life, financial and investment products and expertise to independent agents on a wholesale basis from our locations in Vancouver, Calgary, Montreal, Toronto, San Francisco, Albuquerque and Mechanicsburg, PA; and
- Wholesale property and casualty insurance centers provide products, international risk solutions, captive management programs and specialty lines to independent brokers and corporations in North America and globally from offices in New York, Toronto, Montreal and Vancouver.

In addition, we are a member of the Worldwide Broker Network, a consortium of international brokerages which we can access to service U.S. or Canadian clients who require insurance internationally.

We have a diverse mix of products, services, insurer relationships and distribution channels, and as a result, our revenue and profitability levels are not usually highly susceptible to major changes related to a single product or service. However, general economic trends may influence overall insurance rates, commissions and availability or costs of individual types of coverage, which in turn may affect our revenue and profitability levels. Our ability to achieve organic revenue growth is not solely dependent on rising or declining rates, but results from a more complex mixture of general economic growth, access to coverage from insurers and marketing/sales expertise.

During the 1990s, insurance rates were generally considered low, or "soft," as insurance companies sought to maximize the flow of premium dollars that they could invest profitably in a rising stock market and in other investments. Beginning in 2000, as return on investment began to shrink, insurance rates began to rise, or "harden," at a pace that accelerated rapidly after the terrorist attacks of September 11, 2001. During the two years after September 11, 2001, premium rates remained firm for most types of coverage, rising 10% to 15% per year in many cases. During the latter part of 2003, the Canadian market remained firm, but the U.S. market experienced some softening of premium rates for property and casualty coverage. During the first six months of 2004, Canadian and U.S. markets both softened, although rates for certain types of coverage continued to increase. During the third and fourth quarters of 2004 however, insurance rates for many types of coverage began falling at a much more rapid pace than during the first six months of the year.

For us, as for other brokers, falling rates can present both positive and negative effects. Falling premiums yield less commission income, if the insurance buyer maintains its coverage levels. However, many insurance buyers will respond to falling rates by increasing total coverage, often by lowering deductibles, increasing limits of coverage, or by adding new risks to those already insured. Although insurance rates fell during the last six months of 2004 we have not yet experienced any significant positive reactions from insurance buyers, although we expect we may in the months ahead. In addition, the economic environment could lead to higher or lower sales and employee headcounts at client companies, leading in turn to increased or reduced demand for employee benefits, liability and other types of coverage tied to business activity levels.

Our strategic plan has traditionally included a highly decentralized structure that offered a large degree of autonomy to each regional "hub" operation. We have sought to acquire strong businesses and retain the services and commitment of the management teams that built those businesses successfully. Decentralization has been a core component of this growth plan. In 2004 we began investing more in the coordination of additional functions from our head office to enhance cross-selling, international collaboration, marketing efficiencies, total expense management and financial control initiatives.

Because we are a service organization, compensation and other personnel costs make up the largest component of total expenses—70% in 2004. Property and equipment are comprised primarily of furniture, computer systems and office equipment. Therefore, Hub's capital resources, including external borrowings, internally generated cash flow and issuance of common shares, are targeted primarily toward acquisitions.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

A significant portion of our revenue growth in 2004 was the result of brokerages acquired. During 2004, we acquired seven insurance brokerages, including Talbot, and divested three small brokerages in Canada. Total annual revenue of these acquired brokerages was $115.4 million of which $57.8 million is included in our 2004 revenue. As a result of these acquisitions and 5% organic growth, which includes the strengthening of the Canadian dollar in 2004 compared to the U.S. dollar, we reported a 26% increase in revenue to $360.9 million in 2004.

The table below shows a breakdown of our revenue by segment and type for 2004 including organic growth for 2004:

(in thousands of U.S. dollars, except percentages)	Revenue 2004	Revenue 2003	Total Net Change ($)	Total Net Growth (%)	Adjustment for (Acquisitions) and Disposals	Organic Growth ($)	Organic Growth (%)
Total							
Commission income	$328,961	$259,461	$69,500	27%	$(56,814)	$12,686	5%
Contingent commissions and volume overrides	21,705	18,530	3,175	17%	(897)	2,278	12%
Other income	10,184	8,368	1,816	22%	(1,853)	(37)	0%
Total	$360,850	$286,359	$74,491	26%	$(59,564)	$14,927	5%
U.S.							
Commission income	$216,293	$158,025	$58,268	37%	$(58,619)	$ (351)	0%
Contingent commissions and volume overrides	14,864	13,493	1,371	10%	(898)	473	4%
Other income	7,860	5,701	2,159	38%	(1,909)	250	4%
Total	$239,017	$177,219	$61,798	35%	$(61,426)	$ 372	0%
Canada							
Commission income	$112,668	$101,436	$11,232	11%	$ 1,805	$13,037	13%
Contingent commissions and volume overrides	6,841	5,037	1,804	36%	1	1,805	36%
Other income	2,324	2,667	(343)	(13)%	56	(287)	(11)%
Total	$121,833	$109,140	$12,693	12%	$ 1,862	$14,555	13%

Of the $74.5 million in new revenue we reported, $59.6 million, or 80% reflected growth through acquisition, while $14.9 million, or 20% resulted from organic growth. By comparison, acquired revenue added $40.0 million, or 60% of 2003's sales growth, while organic growth contributed $26.4 million, or 40% of our revenue increases.

Organic growth figures include the impact of foreign exchange rate changes between the U.S. and Canadian dollars. In 2004, the rise of the Canadian dollar versus the U.S. dollar contributed three percentage points of our 5% organic growth rate in revenue.

Commission income, which usually ranges from 5% to 20% of the premium charged by insurers, provides approximately 91% of our revenue base. In addition to these "core" commissions, the company derives revenue from:

- Volume overrides—additional compensation paid by insurance companies to brokerages on the basis of the overall volume of business a brokerage places with the insurance company;
- Contingent commissions—additional compensation based on the profit an insurance company makes on the book of business a brokerage places with the insurance company; and
- Other income—comprised primarily of premium finance fees, fees charged to clients in lieu of commissions and interest income, including income earned while we hold client premiums on behalf of insurance companies.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingent Liabilities" for information regarding our legal proceedings.

In addition to the variations that can result from changes in organic growth rates, acquisitions and other variables related to operations, both 2004 and 2003 results included a number of factors that can complicate direct comparisons. To increase investor understanding, the following chart shows the net earnings and diluted earnings per share impact specific items would have had if they had not occurred over the past two years.

(in thousands of U.S. dollars, except per share amounts)	Net Earnings	Diluted EPS
Reported net earnings (Canadian GAAP)		
for the year ended December 31, 2004	$26,244	$ 0.80
Impact of foreign exchange	$ (1,734)	$(0.05)
Impact of write-off of trademarks	$ 1,656	$ 0.05
Non-cash stock based		
compensation—Talbot	$14,388	$ 0.41
Reported net earnings (Canadian GAAP)		
for the year ended December 31, 2003	$36,509	$ 1.14
Impact of foreign exchange	$ (2,260)	$(0.07)
Life insurance proceeds	$ (1,000)	$(0.03)

As shown above, we benefited less from a stronger Canadian dollar in 2004 as compared to 2003. The impact of foreign exchange on 2004 earnings generated an increase of $1.7 million as compared to an increase of $2.3 million in 2003. In 2004, we wrote off $1.7 million (after tax) of intangible assets related to trademarks as part of our corporate branding initiative and recorded $14.4 million of non-cash stock based compensation related to the Talbot acquisition.

Changes in currency exchange rates are not an unusual item. Because we derive our revenue from both the United States and Canada and do not use derivatives to manage our Canadian pre-tax income, foreign exchange fluctuations will continue to impact our results. We have highlighted the impact of these changes because currency translation effects can lead to reported results that are less meaningful than local-currency results as an indicator of underlying operations. In 2004, the strength of the Canadian dollar versus the U.S. dollar had a less positive impact on our results than in 2003. Any decline in the Canadian dollar relative to the U.S. dollar would have a negative effect on our results. See "Market Risk."

U.S. Results

U.S. revenue grew 35% to $239.0 million, or 66% of consolidated revenue in 2004. Acquisitions in 2004 added $61.4 million to revenue—100% of the increase. Our U.S. operations posted an organic growth rate of 0% in 2004, as compared to 3% in 2003, primarily as a result of the rapid softening of premium rates for property and casualty coverage in the third and fourth quarters of 2004. Core commission income increased 37%, while contingent commissions and volume overrides grew 10%. Higher premium rates in 2003 contributed strongly to a significant increase in contingent profitability income from insurance companies in 2004.

Canadian Results

Canadian revenue grew 12% to $121.8 million, or 34% of consolidated revenue, in 2004 as compared to 2003, primarily as a result of organic growth and strengthening of the Canadian dollar against the U.S. dollar. Canadian brokerages posted organic growth of 13%, of which eight percentage points reflected a stronger Canadian dollar. Dispositions lowered revenue by $2.5 million while acquisitions added $0.6 million, for a net decrease of $1.9 million. Similar to the United States, premium rates in Canada fell significantly in the third and fourth quarters of 2004. Canadian operations benefited from an increase in contingent commissions and volume overrides, which grew 36% in 2004, versus a 37% growth rate in 2003. Higher premium rates in 2003 contributed strongly to a significant increase in contingent profitability income from insurance companies in 2004.

Compensation Expense

Cash compensation expense for 2004 increased 28% to $199.5 million from $156.3 million, while non-cash stock based compensation grew 335% to $20.9 million from $4.8 million in 2003. As a percentage of revenue, cash compensation expense increased to 55% from 54% in 2003, primarily due to a relatively higher level of compensation costs as a percentage of revenue at Talbot.

Compensation Comparison

(in thousands of U.S. dollars, except percentages)	2004	2003	% Change	% of Revenue 2004	% of Revenue 2003
Cash compensation	$199,520	$156,320	28%	55%	54%
Non-cash stock based compensation	20,890	4,801	335%	6%	2%
Total	$220,410	$161,121	37%	61%	56%

Our non-cash stock based compensation includes stock options and restricted share units for senior employees as well as the amortization of $14.4 million, or $0.41 per diluted share, of non-cash stock based compensation related to the estimated earnout due to management of Talbot over the next three years. In response to investor interest in the true impact of these costs, we began recognizing the expense of non-cash stock based compensation during 2003. Options vest evenly over three years and expire in seven years from issuance. Shares derived from the options are held in escrow for a period of five years from the date the options are granted, subject to early releases in certain circumstances. Restricted share units vest over periods ranging from 48 months to 95 months. Our policy is to expense the fair value of non-cash stock based compensation to employees over the period in which entitlement to the compensation vests. The amount of expense recognized in each year related to stock options will vary with respect to exercise and forfeiture of options.

Non-cash stock based compensation for the years ended December 31, 2004, 2003 and 2002 is comprised of the following:

(in thousands of U.S. dollars)	2004	2003	2002
Non-cash stock based compensation:			
Stock options granted June 2002	$ 1,955	$1,899	$1,089
Stock options granted February 2003	445	410	—
Stock based compensation granted for 2003 bonuses	2,368	1,405	—
Restricted share units	1,609	1,087	—
Other	125	—	—
	6,502	4,801	1,089
Stock based compensation related to Talbot acquisition	14,388	—	—
	$20,890	$4,801	$1,089

The Company estimates the non-cash stock based compensation expense for 2005 through 2010 will be:

(in thousands of U.S. dollars) *Year ended December 31,*	2005	2006	2007	2008	2009	2010
Stock options granted June 2002	$ 851	$ —	$ —	$ —	$ —	$ —
Stock options granted February 2003	366	—	—	—	—	—
Stock based compensation granted for 2003 bonuses	2,340	2,254	2,163	2,163	2,163	2,104
Stock based compensation regarding Talbot acquisition	25,459	8,400	1,508	—	—	—
Restricted share units	1,661	1,654	1,618	1,618	347	130
Other	112	27	9	—	—	—
	$30,789	$12,335	$5,298	$3,781	$2,510	$2,234

In total, as of December 31, 2004, we had issued and outstanding approximately 1.5 million stock options at a weighted average exercise price of $15.34. Our closing share price on the New York Stock Exchange was $18.41 on December 31, 2004.

Selling, Occupancy and Administration Expense

Selling, occupancy and administration expense increased 29% to $73.2 million in 2004. As a percentage of revenue, selling, occupancy and administration expense remained constant at 20% despite additional costs related to the implementation of the Sarbanes-Oxley Act of 2002 of $2.5 million and legal costs associated with various investigations regarding contingent commissions arrangements of $0.4 million.

Depreciation

Depreciation increased 16% to $7.3 million in 2004 but remained constant at 2% of revenue.

Interest Expense

Interest expense increased 44% to $7.5 million from $5.2 million in 2003. This increase reflected borrowings for the Talbot acquisition in July 2004, partially offset by the benefits of an interest rate swap in 2004. The interest rate swap effectively converted $65 million of fixed interest rate senior notes into floating rate instruments, reducing interest expense on the senior notes by $1.3 million in 2004 compared to $0.8 million in 2003.

Intangible Asset Amortization

Intangible asset amortization increased 72% to $5.5 million in 2004 as a result of the acquisition of Talbot.

Loss on Write-off of Trademarks

In January 2004, we adopted a corporate marketing and positioning strategy to build awareness of the Hub brand across all of our markets and to encourage greater coordination and collegial identity among our employees. As part of this corporate consolidation and identity development program, we have reassigned a number of key executives to new or expanded areas of responsibility and determined that future marketing and communications will be conducted under the Hub International name, rather than the traditional corporate names of acquired brokerages. As a result, in the first quarter of 2004 certain of our subsidiaries changed their names and as a result, we recognized a non-cash impairment expense of approximately $2.6 million before tax related to trademarks.

Gain/Loss on Disposal of Subsidiaries, Property, Equipment and Other Assets

2004 included gains of $1.9 million on the sale of investments and assets and shares of certain brokerages compared with a gain of $0.2 million in 2003. Approximately $1.6 million of the 2004 gain is non-taxable.

Provision for Income Tax Expense

Our effective tax rate increased to 43% in 2004 from 34% in 2003 due primarily to non-cash stock based compensation expense related to the acquisition of Talbot which is not deductible for tax purposes. Excluding the non-cash stock based compensation the effective tax rate for 2004 was 33%.

Net Earnings and Earnings Per Share

Our net earnings decreased 28% or $10.3 million to $26.2 million in 2004 due to the impact of non-cash stock based compensation, write-off of trademarks and the impact of foreign exchange. Diluted earnings per share decreased $0.34 per diluted share to $0.80 in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue

Revenue increased 30% to $286.4 million in 2003. Although the pace of acquisitions did not match that of 2002, we benefited from strong organic growth rates in most hubs, contributions from brokerages acquired in 2002 and the currency exchange benefits of a strengthening Canadian dollar.

The table below shows a breakdown of our revenue by segment and type for the year ended December 31, 2003 including organic growth for 2003:

(in thousands of U.S. dollars, except percentages)	Revenue 2003	Revenue 2002	Total Net Change ($)	Total Net Growth (%)	Adjustment for (Acquisitions) and Disposals	Organic Growth ($)	Organic Growth (%)
Total							
Commission income	$259,461	$200,976	$58,485	29%	$(36,303)	$22,182	11%
Contingent commissions and volume overrides	18,530	11,464	7,066	62%	(2,951)	4,115	36%
Other income	8,368	7,520	848	11%	(749)	99	1%
Total	$286,359	$219,960	$66,399	30%	$(40,003)	$26,396	12%
U.S.							
Commission income	$158,025	$120,741	$37,284	31%	$(35,038)	$ 2,246	2%
Contingent commissions and volume overrides	13,493	7,780	5,713	73%	(2,872)	2,841	37%
Other income	5,701	5,628	73	1%	(753)	(680)	(12)%
Total	$177,219	$134,149	$43,070	32%	$(38,663)	$ 4,407	3%
Canada							
Commission income	$101,436	$ 80,235	$21,201	26%	$ (1,265)	$19,936	25%
Contingent commissions and volume overrides	5,037	3,684	1,353	37%	(79)	1,274	35%
Other income	2,667	1,892	775	41%	4	779	41%
Total	$109,140	$ 85,811	$23,329	27%	$ (1,340)	$21,989	26%

Of the $66.4 million in new revenue we reported, $40.0 million, or 60% reflected growth through acquisition, while $26.4 million, or 40% resulted from organic growth. By comparison, acquired revenue added $46.1 million, or 70% of 2002's sales growth, while organic growth contributed $19.9 million, or 30% of our revenue increases. Organic growth figures for both revenue and earnings include the impact of foreign exchange rate changes between the U.S. and Canadian dollars. In 2003, the rise of the Canadian dollar versus the U.S. dollar contributed five percentage points of our 12% organic growth rate in revenue.

Commission income, which usually ranges from 5% to 20% of the premium charged by insurers, provides approximately 91% of our revenue base. In addition to these "core" commissions, the company derives revenue from:

- Volume overrides—additional compensation paid by insurance companies to brokerages on the basis of the overall volume of business a brokerage places with the insurance company.
- Contingent commissions—additional compensation based on the profit an insurance company makes on the book of business a brokerage places with the insurance company.
- Other income—comprised primarily of premium finance fees, fees charged to clients in lieu of commissions and interest income, including income earned while we hold client premiums on behalf of insurance companies.

The sharp increase in contingent commissions and volume overrides in 2003 reflected increased profitability of business placed by us at higher premium rates and increased concentrations of some placements among a group of selected insurers.

In addition to the variations that can result from changes in organic growth rates, acquisitions and other variables related to operations, both 2003 and 2002 results included a number of factors that can complicate direct comparisons. To increase investor understanding, the following chart shows the net earnings and diluted earnings per share impact specific items would have had if they had not occurred over the past two years.

(in thousands of U.S. dollars, except per share amounts)	Net Earnings	Diluted EPS
Net earnings (Canadian GAAP) for the year ended December 31, 2003	$36,509	$ 1.14
Impact of foreign exchange	$ (2,260)	$(0.07)
Life insurance proceeds	$ (1,000)	$(0.03)
Non-cash stock based compensation	$ 4,801	$ 0.14
Net earnings (Canadian GAAP) for the year ended December 31, 2002	$29,401	$ 1.06
Gain on sale of Old Lyme	$ (2,613)	$(0.09)
Non-cash stock based compensation	$ 1,089	$ 0.04

As shown, we benefited from both a stronger Canadian dollar and the receipt of life insurance proceeds in 2003, while 2002 results were strengthened by the sale of two insurance subsidiaries. The impact of foreign exchange on 2002 earnings was insignificant. In addition, 2003 included a full year's amortization of non-cash stock based compensation, versus 2002 which included only six months of amortization.

Changes in currency exchange rates are not an unusual item. Because we derive our revenue from both the United States and Canada and do not use derivatives to manage our Canadian pre-tax income, foreign exchange fluctuations will continue to impact our results. We have highlighted the impact of these changes because currency translation effects can lead to reported results that are less meaningful than local-currency results as an indicator of underlying operations. In 2003, the strength of the Canadian dollar versus the U.S. dollar had a positive impact on our results. A decline would have a negative effect. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Market Risk."

U.S. Results

U.S. revenue grew 32% to $177.2 million, or 62% of revenue, in 2003, due to both organic growth and the contributions of operations acquired in 2002. Acquisitions added $38.7 million to revenue—90% of the increase—while organic growth provided $4.4 million, or 10% of revenue growth. Our U.S. operations posted an organic growth rate of 3% in 2003, an 81% decrease from 16% in 2002. Core commission income increased 2%, while contingent commissions and volume overrides grew 37%.

During 2003 we experienced an unusual timing issue at a single hub that provides lender-placed auto insurance coverage for financial institutions. Lender-placed coverage is primarily collision coverage on automobiles financed through a financial institution. This is a high-volume business that is generally very profitable for us. However, two financial institutions adjusted their credit policies in 2003, leading to cancellation of several quarters' worth of policies in a single quarter resulting in 2003 revenue being reduced by approximately $4.3 million. Excluding the impact of this product line, U.S. organic growth was 9% in 2003.

During 2003, U.S. insurance premium rates remained strong—or hard—for most product lines, although rates for property coverage showed only modest increases as the year progressed. Hard insurance pricing in 2002 contributed strongly to a significant increase in contingent profitability income from insurers in 2003, as these insurers benefited from the near-term impact of higher rates implemented in 2002.

In the United States, our brokerages benefited from new business generation, additional revenue from businesses acquired during 2002 and moderate premium rate increases. While higher premium rates on most product lines added nominally to total premium amounts, client response to higher rates often included a reduction in total coverage, increasing deductibles and other cost-savings techniques. In addition, the relative weakness in the U.S. economy led to declines in sales levels and staff headcount at many of our clients. Many products, including employee benefits and product liability coverage, are linked closely to the level of business activity at our clients. A weak economy reduces total risk, total coverage and total premiums for these clients.

Canadian Results

Canadian revenue grew 27% to $109.2 million, or 38% of consolidated revenue, in 2003, primarily as a result of a strengthening of the Canadian dollar against the U.S. dollar as well as organic growth. Canadian brokerages posted organic growth of 26%, of which fourteen percentage points reflected a stronger Canadian dollar. Acquisitions added only $1.3 million, or 6%, of the revenue increase, reflecting a slower pace of fold-in acquisitions in Canada than in the United States. Apart from foreign currency gains, in Canada, our brokerages benefited from strong organic growth and a sustained pace of increases in insurance premium rates. Canadian rate trends have trailed those of the United States. Because Canadian revenue includes a lower percentage of commercial business and more personal lines, any acceleration in economic growth that adds to payrolls is not expected to have as strong a benefit in Canada as in the United States. The strong rate of organic growth in Canada reflected both increased market penetration and continued strength in premium rates. Our strong relationships with and access to insurers in Canada proved to be an important competitive advantage in 2003, leading to increased sales to clients who were unable to obtain coverage from other sources. As was the case in the United States, Canadian operations benefited strongly from an increase in contingent commissions and volume overrides, which grew 37% in 2003, versus a decline of 12% in 2002.

Compensation Expense

The majority of our expenses are related to compensation, which increased 35% in 2003 to $161.1 million. As a percentage of revenue, compensation increased to 56% from 54% in 2002, due in large part to an increase in non-cash stock based compensation. Total compensation includes both cash based salaries and benefits and non-cash stock based compensation. Cash compensation grew 32% to $156.3 million in 2003, while non-cash stock based compensation increased 341% to $4.8 million.

Compensation Comparison

(in thousands of U.S. dollars, except percentages)	2003	2002	% Change	% of Revenue 2003	% of Revenue 2002
Cash compensation	$156,320	$118,667	32%	54%	54%
Non-cash stock-based compensation	4,801	1,089	341%	2%	—%
Total	$161,121	$119,756	35%	56%	54%

We have undertaken a number of initiatives to reduce or maintain compensation expense. During 2002, members of the executive management group agreed to accept 50% of their earned bonuses in the form of stock options, rather than cash. At the close of 2003, we obtained agreement from managers to restructure the company's management bonus agreement. Under the new agreement the non-cash stock option component of the annual bonus was eliminated in exchange for restricted share units to be issued in the first quarter of 2004. In addition, whereas the management bonus agreement was previously contractual in nature, the restructured plan is no longer contractual and may be subject to change as we deem necessary. Approximately $16.9 million of restricted share units were issued in connection with the modifications. The amount of restricted share units issued was based upon a multiple of the previous two years average bonus. The restricted share units will all vest in full on January 1, 2011 subject to continued employment. Although the impact of this change is expected to be earnings-neutral in 2004, the long-term effect is to reduce compensation costs as a percentage of revenue.

In addition to cash compensation, we have employed non-cash compensation tools such as stock options, restricted shares and restricted share units for senior employees. In response to investor interest in the true impact of these costs, we began recognizing the expense of non-cash stock based compensation during 2002. We recognized $4.8 million of expense for the full year in 2003, including both stock options and restricted share units, versus $1.1 million of expense for two quarters of 2002. Options vest evenly over three years and expire in seven years from issuance. Shares derived from the options are held in escrow for a period of five years from the date the options are granted, subject to early release in certain circumstances. Restricted share units vest over periods ranging from 48 months to 95 months. Our policy is to expense the fair value of non-cash stock based compensation to employees over the period in which entitlement to the compensation vests. The amount of expense recognized in each quarter related to stock options will vary with respect to exercise and forfeiture of options.

In total, as of December 31, 2003, we had issued and outstanding approximately 1.5 million stock options at a weighted average exercise price of $15.64. Our closing share price on the New York Stock Exchange was $16.76 on December 31, 2003.

Selling, Occupancy and Administration Expense

Selling, occupancy and administration expense increased 26% to $56.6 million in 2003. As a percentage of revenue, selling, occupancy and administration expense declined slightly to 19.8%, versus 20.4% in 2002.

Depreciation

Depreciation declined slightly to 2.2% of revenue in 2003 from 2.5% in 2002. The lower relative impact reflected control of capital expenditures while revenue grew.

Interest Expense

Interest expense decreased 29% to $5.2 million from $7.3 million in 2002. This decline reflected in large part the application of $80 million in proceeds from the 2002 IPO to pay down debt. In addition, interest expense was reduced by the benefits of performance-based forgiveness of interest payments due under a loan agreement with an insurer and an interest rate swap during the third and fourth quarters of 2003. The interest rate swap effectively converted $65 million of fixed interest rate senior notes into floating rate instruments, reducing interest expense on the senior notes by $0.8 million in 2003.

Intangible Asset Amortization

Intangible asset amortization increased 92% to $3.2 million in 2003 as a result of 2003 and 2002 acquisitions.

Gain on Put Option Liability

In addition to the issuance of stock options, we issued put options to a number of individuals as part of the sale of their brokerages to us. These put options allowed the former owners to require us to repurchase our shares issued to them when we acquired their brokerages. We negotiated the cancellation of put options with one group of former owners during 2002 and negotiated the cancellation of all remaining put options during 2003.

Provision for Income Tax Expense

Our effective tax rate increased in 2003 to 34% from 33%. The difference in tax rates was affected most directly by non-taxable items in both 2003 and 2002. Approximately $2.6 million of 2002 earnings—resulting from the sale of two subsidiaries, Old Lyme Insurance Company of Rhode Island Inc. and Old Lyme Insurance Company, Ltd. (collectively, "Old Lyme")—were non-taxable, while $1.0 million of 2003 earnings—resulting from life insurance proceeds—were non-taxable. Absent these two items, the tax rates were unchanged at approximately 34.7% in both years.

Net Earnings and Earnings Per Share

Our net earnings increased 24% to $36.5 million in 2003, primarily as a result of growth in revenue. As a percentage of revenue, net earnings declined approximately 0.6 percentage points to 12.8% in 2003 from 13.4% in 2002. Diluted earnings per share increased at a somewhat slower rate than net earnings—8% to $1.14—due primarily to a larger number of shares outstanding.

Our use of shares as a core component of our acquisition proceeds and as a form of executive compensation has led to significant increases in the number of shares outstanding over the past few years. In addition, we issued 6.9 million common shares in our June 2002 U.S. IPO and listing on the New York Stock Exchange. The weighted average number of diluted shares outstanding increased from 20.1 million in 2001 to 30.2 million in 2002 and 33.8 million in 2003.

As shown in the table on page 28, net earnings increased $2.6 million or $0.09 per diluted share, in 2002 on the sale of two insurance subsidiaries and decreased $1.1 million or $0.04 per diluted share due to non-cash stock based compensation. In 2003, diluted earnings per share increased $0.03 per diluted share from life insurance proceeds and another $0.07 per diluted share from foreign exchange rates and net earnings decreased $4.8 million or $0.14 per diluted share due to non-cash stock based compensation.

Cash Flow, Liquidity and Capital Resources

As of December 31, 2004, we had cash and cash equivalents of $98.2 million, an increase of 20%, from $82.1 million as of December 31, 2003. Operating activities generated $57.4 million of cash in 2004 compared to $53.9 million in 2003. The amount of cash provided by operating activities is affected by net earnings for the period, non-cash income and expenses, the change in trust cash, the collection of accounts and other receivables and the payment of accounts payable and accrued liabilities. In 2004, $93.3 million of cash was used in investing activities, primarily for the purchase of subsidiaries compared to $20.1 million in 2003. Also in 2004, $48.1 million of cash was provided from financing activities, primarily resulting from long-term debt advances. In 2004, the effect of exchange rate changes on cash and cash equivalents was an increase of $4.0 million compared to $3.1 million in 2003. Net debt, defined as long-term debt ($151.8 million) and subordinated convertible debentures ($35.0 million) less non-trust cash (cash and cash equivalents of $98.2 million) as of December 31, 2004, was $88.6 million compared with $31.7 million as of December 31, 2003.

As a broker, we collect and hold premiums paid by clients, deduct commissions and other expenses from these payments, and hold the remainder in trust, which we remit to the insurers who provide coverage to clients. We earn interest on these funds during the time between receipt of the cash and the time the cash is paid to insurers. The cash held in trust is shown separately on our balance sheet under the caption "Trust Cash." On the statement of cash flows, changes in trust cash are included as part of the change in non-cash working capital and the determination of cash provided from operating activities.

In addition to internally generated cash, we maintain two separate credit facilities:

(1) Revolving U.S. dollar LIBOR loan—This unsecured facility totals $75 million and bears interest at a floating rate of prime plus 1%, or 112.5 basis points above LIBOR. The LIBOR was 2.40% and 1.12% at December 31, 2004 and 2003, respectively. The facility is available on a revolving basis for one year and expires on April 22, 2005. However if the revolving period is not extended, we may convert the outstanding balance under the facility to a three year non-revolving term loan repayable at the end of three years with an interest rate of 137.5 basis points above the Canadian dollar interest swap rate. An annual commitment fee of 20 basis points is assessed on the unused balance. Borrowings under this facility totaled $65 million and $NIL at December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003 we were in compliance with all financial covenants governing this facility.

(2) Demand U.S. dollar base rate loan—We have an undrawn $10.0 million facility which bears interest at the bank's U.S. base rate, which was 5.75% and 4.50% at December 31, 2004 and 2003, respectively, plus 50 basis points. Borrowings under this facility are repayable on demand.

As of December 31, 2004, we had outstanding $65 million in principal amount of unsecured senior notes issued June 10, 2002. The senior notes were issued in two series: Series A represents $10 million aggregate principal amount of 5.71% senior notes with interest due semi-annually, and principal due of $3.3 million due annually, June 15, 2008 through June 15, 2010. Series B represents $55 million aggregate principal amount of 6.16% senior notes with interest due semi-annually, and principal due of $11.0 million due annually June 15, 2009 through June 15, 2013. The senior notes were sold on a private basis in the United States to institutional accredited investors. We incurred approximately $0.7 million in fees and expenses related to the offering of these notes, which were capitalized and are being amortized to expense over the term of the senior notes. As of December 31, 2004 we were in compliance with all financial covenants governing the senior notes.

On July 15, 2003, we entered into an interest rate swap agreement. The effect of the swap is to convert the fixed rate interest payments of 5.71% senior notes and 6.16% senior notes in amounts of $10 million and $55 million, respectively, to a floating rate of approximately 2.0% and 2.4%, respectively. We account for the swap transaction using the synthetic instruments method under which the net interest expense on the swap and associated debt is reported in earnings as if it were a single, synthetic, financial instrument. As at December 31, 2004, we estimated the fair value of the swap to be $2.4 million, which is not recognized in our financial statements. Accordingly, $2.4 million is the estimated amount that we would need to pay to terminate the swap as of December 31, 2004.

Also at December 31, 2004 we had outstanding a $7.5 million term loan from an insurance carrier with which we place insurance. The terms of the loan provide for an incentive arrangement whereby a credit can be earned that will reduce annual interest payments under the loan (based on target premiums placed with the carrier) and reduces the principal repayment due in February 2007 (based on both target premiums placed with the carrier as well as the loss ratio on premiums placed with the carrier). Credits earned for 2004 and 2003 reduced interest payments to zero from $750,000.

In addition to these primary credit sources, we ended 2004 with $14.1 million of subsidiary debt comprised of various notes payable, term loans and capital leases. We intend to repay these liabilities from internally generated cash flow, existing cash balances and/or borrowings under our credit facilities as the subsidiary debt becomes due during 2005 through 2010. Of the outstanding subsidiary debt, $8.4 million is secured by liens on certain assets of our subsidiaries.

Also at December 31, 2004, we had outstanding $35.0 million aggregate principal amount of 8.5% convertible subordinated notes due June 28, 2007 held by certain subsidiaries of Fairfax (the Fairfax notes). The Fairfax notes are convertible by the holders at any time into our common shares at C$17.00 per share. If Fairfax had converted all of the Fairfax notes, Fairfax would have owned approximately 32% of our total outstanding common shares as of December 31, 2004, versus the 26% of outstanding shares which it held on that date.

At the close of 2004, our cash position included approximately $57.1 million deployed as working capital at the brokerage level and approximately $41.1 million available for acquisitions. This amount combined with available lines of credit leaves us with a total amount of $61.1 million available for acquisitions. It is impossible to define exactly how many acquisitions or how much new revenue could be acquired through the use of this cash, additional cash flow from operations and application of credit facilities, as acquisition pricing and other factors vary during the course of the year. However, we intend to use our common shares as consideration for approximately 30%–70% of the value of a hub acquisition, and generally have paid a multiple of 5–8 times earnings before interest, taxes, depreciation and amortization (frequently referred to as EBITDA, which is not a GAAP measure) for acquired brokerages.

We believe that our capital resources, including existing cash, funds generated from operations and borrowings available under credit facilities, will be sufficient to satisfy the company's financial requirements, including some strategic acquisitions, during the next twelve months. We may finance acquisitions with available cash or an existing credit facility, but may, depending on the number and size of future acquisitions, need to supplement our finance requirements with the proceeds from debt financing, the issuance of additional equity securities, or a combination of both.

Our debt to capitalization ratio (debt as a percentage of debt and shareholders' equity) increased to 33% at December 31, 2004, compared with 25% at December 31, 2003. If all lines of credit and other loan facilities were fully utilized by the company at December 31, 2004, our ratio of debt to capitalization would have been 35%, which is within the range of 35% to 38% that our management believes is suitably conservative for our business model. Under our loan covenants, our debt to capitalization ratio must be less than the 45%. As of December 31, 2004, we were in compliance with the financial covenants under all of our debt instruments.

Contractual Obligations

The table below summarizes our contractual obligations and commercial commitments as of December 31, 2004:

	Payments Due By Period					
Contractual Obligations (in thousands of U.S. dollars)	Total	On Demand	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$151,329	$—	$ 4,912	$14,899	$ 84,185	$47,333
Capital lease obligations	468	—	283	185	—	—
Operating lease obligations	76,465	—	15,680	26,179	19,538	15,068
Executive share purchase plan loans	526	—	—	—	526	—
Total	$228,788	$—	$20,875	$41,263	$104,249	$62,401

Acquisitions

In connection with the acquisition of Talbot on July 1, 2004, we will purchase special shares of Satellite Acquisition Corp., ("Satellite") owned by the management of Talbot, over the next three years, using a combination of both our restricted and unrestricted common shares. Payments will be made on September 1, 2005, March 31, 2006 and March 31, 2007 based upon Talbot's earnings for the 12-month periods ending December 31, 2004, 2005 and 2006, respectively. We will record the contingent payment to Talbot management as a charge to earnings in the form of non-cash stock based compensation expense over the period in which the payments are earned. In 2004, we recorded $14.4 million of non-cash stock based compensation with an offsetting credit to accounts payable and accrued liabilities for the same amount. Based on Talbot's financial performance for 2004, management estimates we may be obligated to pay contingent payments of approximately $30–$35 million in our common shares, in addition to the $14.4 million of amounts accrued to date mentioned above.

In connection with the acquisition of Hooper Hayes and Associates, Inc., now known as Hub International of California Inc., in 2002 we issued 196,000 shares (the "Retractable Shares") that were deposited in escrow subject to release over a period of three years upon the satisfaction of certain performance targets. As of December 31, 2004, 126,000 shares have been released from escrow.

In connection with other various acquisitions completed through December 31, 2004, we may be obligated to pay contingent consideration up to a maximum sum of approximately $12.4 million in cash and $3.6 million in common shares based upon the acquired brokerages achieving certain targets. The contingent payments are payable on various dates through August 2007 according to the terms and conditions of each purchase agreement. Any additional consideration will be recorded as an adjustment to goodwill once the contingency is resolved. In connection with contingent consideration earned as at December 31, 2004, the financial statements reflect a liability to pay cash of $0.2 million as of December 31, 2004.

Contingent Liabilities

In April 2004, Hub International Northeast Limited ("HUB Northeast"), formerly known as Kaye Insurance Associates, Inc., a subsidiary of Hub, received a subpoena from the Office of the Attorney General of the State of New York seeking information regarding certain compensation agreements between insurance brokers and insurance companies. The New York Attorney General subpoenaed information on such compensation agreements from several other major insurance brokers and insurance companies as well. Such compensation agreements, also known as contingent agreements, between insurance companies and brokers are a long-standing and common practice within the insurance industry. HUB Northeast discloses such agreements on its invoices to clients and on its web site. In addition, we disclose the arrangements in our public filings. In August 2004, HUB Northeast received a second subpoena from the Office of the Attorney General of the State of New York seeking information regarding all revenue that HUB Northeast may have derived from insurance companies. In September 2004, HUB Northeast received a third subpoena from the Office of the Attorney General of the State of New York seeking information regarding any "fictitious" and "inflated" insurance quotes to which HUB Northeast may have been a party. We continue to fully cooperate with the Attorney General's inquiry.

Promptly after HUB Northeast's receipt of the first New York Attorney General's subpoena, we retained external counsel to assist us in responding to the New York Attorney General's inquiries and, among other things, requested that such external counsel conduct a thorough investigation of HUB Northeast to determine whether any current or former employee engaged in the practice of falsifying or inflating insurance quotes. Such investigation of HUB Northeast is substantially complete. Subsequently, outside counsel's investigation was expanded to our other hubs, both for internal purposes and in the course of assisting us in responding to the inquiries of other regulatory authorities. To date, management is unaware of any incidents of falsifying or inflating insurance quotes. While it is not possible to predict the outcome of this investigation, if such compensation agreements were to be restricted or no longer permitted, our financial condition, results of operations and liquidity may be materially adversely affected.

From August 2004 through February 2005, various other subsidiaries of Hub received and responded to letters of inquiry and subpoenas from authorities in California, Connecticut, Texas, Illinois, Delaware, Pennsylvania, New Hampshire and Quebec.

In October 2004, we were named as a defendant in a class action lawsuit (the "Opticare case") filed in Federal District Court in New York against 30 different insurance brokers and insurance companies. The lawsuit alleges that the defendants used the contingent commission structure to deprive policyholders of "independent and unbiased brokerage services, as well as free and open competition in the market for insurance." In December, 2004, we were also named as one of multiple defendants in two identical class actions filed in Federal District Court in Illinois, with allegations substantially similar to those in the Opticare case. In January 2005 we were named as one of several defendants in a third class action filed in Federal District Court in Illinois, containing allegations substantially similar to those in the Opticare case and other Illinois federal class actions. None of the complaints contain any specific factual allegations against us, but rather generally assert that all of the broker defendants engaged in the types of conduct of which the New York Attorney General charged the Marsh & McLennan companies in his suit against them. On February 17, 2005 the Federal Judicial Panel on Multidistrict Litigation transferred the Opticare case as well as three other class actions in which we are not named to the District of New Jersey. We expect that the three class actions filed in Federal District Court in Illinois will also be transferred to New Jersey. We deny the allegations made in these lawsuits and intend to vigorously defend these cases.

In January 2005, we and our affiliates were named as defendants in a class action filed in the Circuit Court of Cook County, Illinois. The named plaintiff is a Chicago law firm that obtained its professional liability insurance through Hub International of Illinois Limited (formerly Mack and Parker, Inc.) and claims that an undisclosed contingent commission was received with respect to its policy. We deny this and the other allegations of the complaint and intend to vigorously defend this case.

We did not record a liability at December 31, 2004 related to the above contingent liabilities.

In connection with our executive share purchase plan, under certain circumstances, we may be obligated to purchase loans for officers, directors and employees from a Canadian chartered bank totaling $4.3 million and $4.5 million as of December 31, 2004 and 2003, respectively, to assist in purchasing our common shares. As collateral, the employees have pledged 431,000 and 478,000 common shares as of December 31, 2004 and 2003, respectively, which had a market value of $7.9 million and $8.1 million as of December 31, 2004 and 2003, respectively. Interest on the loans in the amount of $192,000, $279,000 and $264,000 for the years ended December 31, 2004, 2003 and 2002, respectively, was paid by us and is included in cash compensation expense. We no longer make loans to our executive officers and directors.

In the normal course of business, we are involved in various claims and legal proceedings relating to insurance placed by us and other contractual matters. Our management does not believe that any such pending or threatened proceedings will have a material adverse effect on our consolidated financial position or future results of operations.

Shareholders' Equity

Restricted Share Units. In 2004, restricted share units totaling 977,000 were issued in connection with the restructuring of our management bonus agreement and 84,000 restricted share units were issued in connection with the renegotiation of contingent consideration for J.P. Flanagan Corporation.

Share Repurchases. For the year ended December 31, 2004, no common shares were repurchased by us, other than shares equal in value to $94,000 under the executive share purchase plan.

Shares Reserved for Issuance. As of December 31, 2004, 3.6 million common shares were reserved for issuance under our equity incentive plan of which approximately 3.3 million stock options and restricted share units were outstanding.

Shareholders' equity increased by $39.0 million, or 11%, to $381.8 million as of December 31, 2004 from $342.8 million as of December 31, 2003. This increase resulted from net earnings of $26.2 million, an increase in contributed surplus of $7.9 million related primarily to non-cash stock based compensation, $3.4 million due to shares issued in conjunction with acquisitions, $0.9 million due to shares issued in conjunction with the contingent consideration payments, an exercise of stock options for $0.5 million, and an increase in the cumulative translation account of $6.9 million, (due mainly to the strengthening of the Canadian dollar compared to the U.S. dollar in 2004). The increase in shareholders' equity was offset by the declaration of dividends of $6.1 million in 2004.

Market Risk

Interest Rate Risk

We are exposed to interest rate risk in connection with our senior notes due to the interest rate swap entered into in 2003, which converted the fixed rate interest payments on the $65 million aggregate principal amount of senior notes outstanding into floating rate payments and on our revolving U.S. dollar LIBOR loan. As a result each 100 basis point increase in interest rates charged on the balance of our outstanding floating rate debt as of December 31, 2004 will result in approximately $0.8 million decrease in our earnings.

Exchange Rate Sensitivity

We report our revenue in U.S. dollars. Our Canadian operations earn revenue and incur expenses in Canadian dollars. Given our significant Canadian dollar revenue, we are sensitive to the fluctuations in the value of the Canadian dollar and are therefore exposed to foreign currency exchange risk. Foreign currency exchange risk is the potential for loss in revenue and net income as a result of a decline in the U.S. dollar value of Canadian dollar revenue due to a decline in the value of the Canadian dollar compared to the U.S. dollar.

The Canadian dollar is subject to volatility. It experienced a significant decline in its value compared to the U.S. dollar in 2001 but has increased significantly in value throughout 2003 and 2004. At December 31, 2004 and 2003 one U.S. dollar equaled $1.2036 and $1.2924 Canadian dollars, respectively. The table below summarizes the effect that a $0.01 decline or increase in the value of the Canadian dollar would have had on our revenue, net earnings and cumulative translation account for the twelve months ended December 31, 2004, 2003 and 2002.

(in millions of U.S. dollars, except percentages)	2004	2003	2002
Revenue	+/–$1.6	+/–$1.5	+/–$1.3
Net earnings	+/–$0.4	+/–$0.2	+/–$0.2
Cumulative translation account	+/–$2.6	+/–$1.9	+/–$1.2

The increasing proportion of our revenue derived from our U.S. operations and earned in U.S. dollars has, in part, offset the potential risk of a decline in the Canadian dollar. We expect that the proportion of revenue earned in U.S. dollars will continue to increase, further mitigating our foreign currency exchange sensitivity. We have not entered into, and do not intend to enter into, foreign currency forward exchange agreements.

Goodwill and Other Intangible Assets

Intangible assets arising from acquisitions consist of the following:

(in thousands of U.S. dollars)	2004	2003
Customer relationships	$ 95,982	$ 43,422
Non-competition covenants	4,110	2,643
Trademarks	—	2,587
Goodwill	394,063	323,185
Accumulated amortization	(28,637)	(23,072)
Total	$465,518	$348,765

We completed our impairment testing on the balance of goodwill and intangible assets as of January 1, 2005, 2004 and 2003. Based on the testing performed, no impairment losses were incurred.

The amounts allocated to customer relationships were determined by discounting the expected future net cash flows from commissions with consideration given to remaining economic lives, renewals, and associated expenses. The amounts allocated to non-competition covenants were determined using an income approach with consideration given to economic benefits associated with having the covenants in place versus damages that would ensue absent the agreements. In the case of trademarks, a cash flow royalty savings approach, addressing the economic benefits of the trademarks to Hub was used. The balance of the excess purchase price is allocated to goodwill.

Customer relationships are amortized on a straight-line basis over their estimated economic useful life, typically ten to fifteen years. Many factors outside our control determine the persistency of our customer relationships and we cannot be sure that the value we have allocated will ultimately be realized. Non-competition covenants are intangible assets that have an indefinite life and accordingly, are not amortized but are evaluated for impairment. When an employee leaves Hub, the non-competition covenant becomes effective and the value assigned is then amortized over the life of the covenant. During the first quarter 2004, certain of our subsidiaries initiated a plan to change their names and as a result we recognized a non-cash loss on the write-off of trademarks of $2.6 million before tax. Prior to 2003, we amortized goodwill primarily over a period of forty years. Under the new accounting standards adopted in 2003, goodwill is not amortized and is evaluated annually for impairment. For the year ended December 31, 2004, 2003 and 2002, our amortization has been comprised of the following:

Year ended December 31,

(in thousands of U.S. dollars)	2004	2003	2002
Customer relationships	$5,344	$3,040	$1,627
Non-competition covenants	176	168	44
Total	$5,520	$3,208	$1,671

We estimate that our amortization charges for intangible assets from 2005 through 2009 for all acquisitions consummated through December 31, 2004 will be:

Year ended December 31,

(in thousands of U.S. dollars)	2005	2006	2007	2008	2009
Customer relationships	$7,388	$7,388	$7,388	$7,388	$7,388
Non-competition covenants	180	126	70	2	1
Total	$7,568	$7,514	$7,458	$7,390	$7,389

Related Party Transactions

We had transactions with, and recorded revenue from, the following related parties:

Year ended December 31,

(in thousands of U.S. dollars)	2004	2003	2002
Northbridge Financial Corporation	$23,378	$18,504	$12,787
Crum & Forster Holdings, Inc.	682	1,259	914
Fairfax Inc.	3,638	8,411	6,278
	27,698	28,174	19,979
Old Lyme Insurance Company, Ltd ("OLIC")	2,113	—	—
	$29,811	$28,174	$19,979

As of December 31, 2004 and 2003, we had accounts receivable and accounts payable balances with the above related parties in the amounts of $4.6 million and $17.8 million for 2004, respectively, and $3.2 million and $18.0 million for 2003, respectively. All revenue and related accounts receivable and accounts payable are the result of transactions in the normal course of business. The companies listed above except for OLIC, are related through common ownership by Fairfax Financial Holdings Limited (Fairfax), which owns approximately 26% of our common shares as of December 31, 2004. During the second quarter of 2004, Fairfax sold OLIC to Old Lyme Insurance Group, Ltd, a company owned primarily by a group of Hub employees, including Bruce Guthart, our Chief Operating Officer and a director of Hub, and Michael Sabanos, Chief Financial Officer of HUB Northeast. We continue to place insurance with OLIC. The compensation that Hub earns from the business placed with OLIC and the fees it earns from managing OLIC are substantially the same as if Fairfax continued to own the company.

As of December 31, 2004 and December 31, 2003, subordinated convertible debentures of $35 million were held by certain subsidiaries of Fairfax.

During 2004, 2003 and 2002, we incurred expenses related to rental of premises from related parties in the amount of $2.4 million, $2.1 million and $1.7 million respectively. At December 31, 2004 and 2003, we also had accounts receivable due from related parties in the amount of $2.6 million and $3.5 million respectively, of which the majority were loans to employees to enable them to purchase our common shares. Of these accounts receivable, as of December 31,

2004 and 2003, $1.8 million and $1.9 million respectively, were related to Company loans to employees to purchase shares under our executive share purchase plan. As collateral, the employees have pledged 143,000 and 153,000 common shares as of December 31, 2004 and 2003, respectively, which have a market value of $2.6 million for both December 31, 2004 and 2003, respectively.

Off-Balance Sheet Transactions

Under Canadian GAAP, we use the synthetic instruments method to account for the interest rate swap transaction—which converted fixed rate interest payments of 5.71% and 6.16% on the senior notes of $10 million and $55 million, respectively to a floating rate of approximately 2.00% and 2.40% for 2004 and 2003, respectively. Under this method, we report in earnings the net interest expense on the swap and associated debt as if it were a single, synthetic, financial instrument. The fair value of the swap, estimated at $2.4 million is not recognized in our Canadian GAAP financial statements. Under U.S. GAAP, we have designated the swap transaction as a hedge of changes in the fair value of our fixed rate debt caused by changes in interest rates and record the swap on our U.S. GAAP balance sheet at its fair value. Changes in the fair value of the swap are reported in earnings. Changes in the fair value of the debt being hedged which are attributable to changes in interest rates are recognized in earnings by adjustment of the carrying amount of the debt. We have no other material off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our significant accounting polices are more fully described in note 2 to our audited consolidated financial statements. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts and policies, our observance of trends in the insurance industry, information provided by our clients and information provided by outside sources, as appropriate. Our critical accounting policies include the recognition of commission income, the allocation of the purchase price of an acquisition, the measurement of goodwill and other intangibles and related impairment evaluation, and the valuation of stock based compensation. These policies are discussed below.

Recognition of Commission Income

We recognize commission income and fees as of the effective date of our client's policy unless information is not available relating to the determination of their policy premiums, in which case we recognize commission income and fees related to that policy when that information becomes available and the revenue can be reasonably determined. We maintain an allowance for estimated policy cancellations and commission returns based upon the application of historical policy cancellation and commission return rates to the current year revenue, adjusted for any known deviations. The allowance for estimated policy cancellations is based on our management's judgment, and is regularly evaluated by management by taking into consideration factors such as changes in the nature and volume of policies; trends in actual and forecasted policy cancellations; and current economic conditions that may affect the likelihood of client policy changes or cancellations. If our actual policy cancellation rates are significantly different from our historical policy cancellation rates, and those changes have not been adjusted for in the allowance, our actual commission income may be significantly different from what we estimated.

Allocation of the Purchase Price of an Acquisition

The acquisition of new brokerages is a fundamental component of our strategy. When we acquire a business, the cost of the purchase is allocated to all of the assets acquired and liabilities assumed based on their fair values. Any excess of the cost of purchase over the net of the allocated amounts is recognized as goodwill. For significant acquisitions, we engage qualified third party valuators to assist us in conducting asset valuations.

The fair value of assets, including intangible assets, and liabilities may be determined using a number of valuation methods including net realizable values, market prices and discounted cash flows. The use of assumptions and estimates is inherent in each of these valuation methods. Valuation methods and their underlying assumptions and estimates are based on management's judgment. The use of different judgments, estimates, or assumptions could produce different allocations of the purchase price and, as a result, different results of operations.

For acquisitions where part of the consideration paid has the character of compensation rather than purchase price, we account for such payment as an expense. Where such compensation is stock based, our accounting policy for stock based compensation is followed. The fair value of such compensation is a significant estimate. The use of different estimates could produce results that are significantly different than our results of operations.

Goodwill and Other Intangible Assets

Intangible assets primarily represent goodwill associated with our acquisitions. Goodwill represents the excess of the cost of purchase of acquired businesses over the fair market value of their identifiable net assets.

We do not amortize goodwill and intangible assets with indefinite useful lives. We do, however, test these assets at least annually for impairment at the reporting unit level. We determine impairment by comparing the fair value of a reporting unit to its carrying value. The fair value of a reporting unit may be determined using a number of market valuation methods including quoted market prices, discounted cash flows and net realizable values. The use of assumptions and estimates is inherent in each of these valuation techniques. The valuation method and the underlying assumptions and estimates are based on management's judgment. The use of different judgments, estimates and assumptions could produce different results in the application of the impairment tests and, as a result, significantly different results of operations.

The cost of definite lived intangible assets is amortized over the estimated remaining useful life of the assets. We regularly evaluate whether events or changes in circumstances indicate that the carrying amount of intangibles, other than goodwill and intangible assets with indefinite useful lives, may warrant revision or may not be recoverable. The estimation of the useful economic lives and the selection of estimates and assumptions used in conducting impairment tests require the exercise of judgment. The use of different judgments, estimates and assumptions could produce different results in the application of the impairment tests of the assets and, as a result, significantly different results of operations.

Stock Based Compensation

Stock based compensation includes stock options, restricted shares and restricted share units. Our accounting policy is to recognize the fair value of stock based compensation as an expense over the period in which entitlement to the compensation vests.

We measure the fair value of stock options at the date of grant of the award and recognize this amount as compensation expense over the vesting period of the options.

We estimate the fair value of the stock options granted using the Black-Scholes valuation model, which requires us to make assumptions in relation to the expected term of the stock option, volatility in the price of the underlying common shares, interest rates and dividend yield. The fair value model is particularly sensitive to the changes in the price and price volatility of our common shares. The assumptions used are based on our management's judgment and the use of different judgments, estimates, and assumptions could produce significantly different results of fair value of the stock options and, as a result, significantly different results of operations.

Effects of Recent Accounting Pronouncements

The Canadian Accounting Standards Board has issued two new accounting standards that will affect the Company in 2007. These new standards align Canadian GAAP to U.S. GAAP. Accordingly, information currently presented in our "Reconciliation to U.S. GAAP" note will be incorporated into our financial statements and these GAAP differences will be eliminated.

Financial Instruments—Recognition and Measurement

New Section 3855 will affect our reporting of our interest rate swap whereby the swap will be recorded on our balance sheet at its fair value. Currently, the fair value of the swap is not recognized on our balance sheet.

Comprehensive Income

New Section 1530 establishes standards for the reporting and display of comprehensive income. Unrealized gains and losses on debt and equity securities as well as foreign currency translation adjustments will be included in comprehensive income. Currently, we do not record these unrealized gains and losses and foreign currency translation adjustments are recorded in equity through the cumulative translation account.

Quantitative and Qualitative Disclosures About Market Risk

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk."

As of December 31, 2004 and 2003

(in thousands of U.S. dollars)	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 98,204	$ 82,052
Trust cash	71,718	54,534
Accounts and other receivables	162,841	163,728
Income taxes receivable	6,208	6,768
Future income taxes	3,901	2,776
Prepaid expenses	5,835	4,449
Total current assets	348,707	314,307
Goodwill	376,676	305,862
Other intangible assets	88,842	42,903
Property and equipment	27,907	24,181
Future income taxes	4,368	5,232
Other assets	11,035	6,803
Total assets	$857,535	$699,288
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$271,843	$226,168
Income taxes payable	2,273	3,804
Future income taxes	34	24
Current portion long-term debt and capital leases	5,195	3,362
Total current liabilities	279,345	233,358
Long-term debt and capital leases	146,602	75,437
Subordinated convertible debentures	35,000	35,000
Future income taxes	14,805	12,703
Total liabilities	475,752	356,498
Commitments and contingencies		
Shareholders' equity:		
Share capital	259,617	254,845
Issuable shares	—	721
Contributed surplus	12,681	4,806
Cumulative translation account	26,983	20,062
Retained earnings	82,502	62,356
Total shareholders' equity	381,783	342,790
Total liabilities and shareholders' equity	$857,535	$699,288

(the accompanying notes form an integral part of the financial statements)

Consolidated Statements of Earnings

For the years ended December 31, 2004, 2003 and 2002

(in thousands of U.S. dollars, except per share amounts)	2004	2003	2002
Revenue			
Commission income	$328,961	$259,461	$200,976
Contingent commissions and volume overrides	21,705	18,530	11,464
Other	10,184	8,368	7,520
	360,850	286,359	219,960
Expenses			
Cash compensation	199,520	156,320	118,667
Selling, occupancy and administration	73,199	56,606	44,932
Depreciation	7,266	6,244	5,492
Interest expense	7,470	5,191	7,317
Intangible asset amortization	5,520	3,208	1,671
Non-cash stock based compensation	20,890	4,801	1,089
Loss on write-off of trademarks	2,587	—	—
Gain on disposal of subsidiaries, property, equipment and other assets	(1,880)	(202)	(2,679)
Gain on put option liability	—	(160)	(186)
Proceeds from life insurance	—	(1,000)	—
	314,572	231,008	176,303
Net earnings before income taxes	46,278	55,351	43,657
Provision for income tax expense			
Current	19,904	16,922	12,851
Future	130	1,920	1,405
	20,034	18,842	14,256
Net earnings	$ 26,244	$ 36,509	$ 29,401
Earnings per share			
Basic	$ 0.87	$ 1.22	$ 1.27
Diluted	$ 0.80	$ 1.14	$ 1.06
Weighted average shares outstanding—Basic (000's)	30,246	29,967	23,181
Weighted average shares outstanding—Diluted (000's)	35,305	33,767	30,199

(the accompanying notes form an integral part of the financial statements)

Consolidated Statements of Retained Earnings

For the years ended December 31, 2004, 2003 and 2002

(in thousands of U.S. dollars)	2004	2003	2002
Retained earnings—Beginning of year	$62,356	$31,915	$ 6,995
Net earnings	26,244	36,509	29,401
Dividends	(6,098)	(6,068)	(4,481)
Retained earnings—End of year	$82,502	$62,356	$31,915

(the accompanying notes form an integral part of the financial statements)

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(in thousands of U.S. dollars)	2004	2003	2002
Operating Activities			
Net earnings	$ 26,244	$ 36,509	$ 29,401
Items not affecting working capital			
Amortization and depreciation	12,786	9,452	7,163
Gain on disposal of subsidiaries, property, equipment and other assets	(1,880)	(202)	(2,679)
Non-cash stock based compensation	20,890	4,801	1,089
Loss on write-off of trademarks	2,587	—	—
Gain on put option liability	—	(160)	(186)
Future income taxes	130	1,920	1,405
Non-cash working capital items			
Trust cash	(3,351)	(886)	(3,222)
Accounts and other receivables	15,672	(4,067)	(26,665)
Prepaid expenses	(1,303)	(2,616)	1,287
Accounts payable and accrued liabilities	(12,285)	13,431	11,673
Other assets	512	(2,062)	—
Income taxes	(2,646)	(2,184)	(202)
Net cash flows from operating activities	57,356	53,936	19,064
Investing Activities			
Property and equipment—purchases	(7,293)	(6,125)	(4,469)
Property and equipment—proceeds on sale	159	69	6
Purchase of subsidiaries, net of cash received	(94,307)	(14,881)	(50,813)
Sale of subsidiaries	7,454	1,098	2,623
Proceeds from investment held for sale	—	—	43,521
Other assets	687	(307)	684
Net cash flows used for investing activities	(93,300)	(20,146)	(8,448)
Financing Activities			
Long-term debt—advances	65,000	65,000	51,175
Long-term debt and capital leases—repayments	(11,326)	(54,540)	(50,094)
Proceeds from sale of executive purchase plan shares	497	222	—
Dividends paid	(6,098)	(6,068)	(4,481)
Share capital—issued for cash, net of issue costs	—	(61)	88,147
Bank debt	—	—	(55,000)
Subordinated convertible debenture—repayment	—	—	(26,800)
Net cash flows from financing activities	48,073	4,553	2,947
Effect of exchange rate changes on cash and cash equivalents	4,023	3,067	100
Change in cash and cash equivalents	16,152	41,410	13,663
Cash and cash equivalents—Beginning of year	82,052	40,642	26,979
Cash and cash equivalents—End of year	$ 98,204	$ 82,052	$ 40,642

(the accompanying notes form an integral part of the financial statements)

For the years ended December 31, 2004, 2003 and 2002

(in thousands of U.S. dollars, except per share amounts or as otherwise indicated)

1. Nature of Operations and Recent Significant Transactions

Business Operations

Hub International Limited (the "Company") is an international insurance brokerage that provides a variety of property and casualty, life and health, employee benefits, investment and risk management products and services. The Company's shares are listed on both the New York Stock Exchange (NYSE: HBG) and the Toronto Stock Exchange (TSX: HBG).

Talbot

During 2004, the Company purchased Talbot Financial Corporation ("Talbot") as described below, which was accounted for using the purchase method of accounting. Accordingly, the results of operations and cash flows of Talbot are included in the Company's consolidated results from the date of acquisition.

The Company purchased Talbot which is based in New Mexico on July 1, 2004, in accordance with the following terms. The Company purchased all of the common shares of Satellite Acquisition Corporation (Satellite), a corporation formed by senior management at Talbot. In turn, Satellite purchased 100% of Talbot from Safeco Corporation. The Company will purchase special shares of Satellite owned by the management of Talbot, over the next three years, using a combination of both restricted and unrestricted common shares of the Company. Payments will be made on September 1, 2005, March 31, 2006 and March 31, 2007 based upon Talbot's earnings for the 12-month periods ending December 31, 2004, 2005 and 2006, respectively. The contingent payment to Talbot management will be recorded by the Company as a charge to earnings in the form of non-cash stock based compensation expense over the period in which the payments are earned. For 2004 the Company recorded $14.4 million of non-cash stock based compensation relating to the Talbot acquisition with an offsetting credit to accounts payable and accrued liabilities for the same amount. Based on Talbot's financial performance for 2004 the Company anticipates total earnout payments in the $45–$50 million range.

Bank Facility

On April 23, 2004 the Company renegotiated an existing unsecured loan facility increasing the funds available from $65 million to $75 million (see note 9). $65 million of this facility was drawn and used for the acquisition of Talbot.

Private Debt Offering

During the second quarter of 2003, the Company completed a private placement of $65 million unsecured senior notes (see note 9). Net proceeds on the sale of the notes were used to pay down $50 million of existing indebtedness and for general corporate purposes including acquisitions.

Initial U.S. Public Offering

In June 2002, the Company completed its initial U.S. public offering ("U.S. IPO") of 6.9 million common shares at a price of $14 per share. The cash proceeds of the offering, net of issue costs of $8.5 million, were approximately $88.1 million of which approximately $86.0 million was used to repay bank debt, long-term debt and a convertible subordinated debenture during the second quarter of 2002.

Sale of Old Lyme

Effective June 28, 2001, the Company acquired Kaye Group Inc., now known as Hub International Group Northeast Inc., including its subsidiary Kaye Insurance Associates, Inc., now known as Hub International Northeast Limited ("HUB Northeast"). HUB Northeast, primarily an insurance broker, also underwrote insurance risks through its subsidiaries Old Lyme Insurance Company of Rhode Island Inc. and Old Lyme Insurance Company, Ltd. (collectively Old Lyme). The Company indicated prior to the effective date of the acquisition that it intended to find a purchaser for the Old Lyme operations as soon as possible after closing.

On May 30, 2002 the Company completed the sale of Old Lyme to Fairfax Inc, a related party, and recorded a non-taxable gain on the sale of $2.6 million. This gain increased 2002 annual basic earnings per share and diluted earnings per share by $0.11 and $0.09, respectively. Fairfax subsequently sold Old Lyme Insurance Company, Ltd. to a related party. See note 18 "Related Party Transactions."

2. Summary of Significant Accounting Policies

These consolidated financial statements of the Company are expressed in United States (U.S.) dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain respects from U.S. GAAP and to the extent that they affect the Company, the differences are described in note 19 "Reconciliation to U.S. GAAP." The more significant of the accounting policies are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material inter-company accounts and transactions have been eliminated. Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

Estimates and Assumptions

Preparation of the financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amount of revenue and expense during the reporting period. The principal estimates used in the preparation of these financial statements are the determination of the provision for cancelled policies relating to revenue recognition, allowance for doubtful accounts, the allocation of the purchase price on acquisitions, the valuation of reporting units when testing the recoverability of goodwill and other intangible assets, the estimation of the useful lives of definite life intangible assets, and the measurement of non-cash stock based compensation. Actual results could differ from those estimated.

Foreign Currency Translation

The operations of the Company's subsidiaries outside of the U.S. are self-sustaining. The assets and liabilities of these subsidiaries as at December 31, 2004 and 2003 were translated to U.S. dollars at the year-end exchange rate. Revenue and expenses for 2004, 2003 and 2002 were translated to U.S. dollars at the average exchange rate. Accordingly, the unrealized gains and losses which result from this translation are deferred and included in shareholders' equity under the caption "Cumulative Translation Account."

Revenue Recognition

Commission income and fees, (including commission income related to installment billing arrangements) are recognized as of the effective date of the policy unless information is not available relating to the determination of the client's policy premiums, in which case commission income and fees related to that policy are recognized when that information becomes available and the revenue can be reasonably determined. Commission income is reported net of sub-broker commission expense. Commission and other adjustments are recorded when they occur and the Company maintains an allowance for estimated policy cancellations and commission returns by applying historical policy cancellation and commission return rates to the current year revenue, adjusted for any known deviations. The Company is entitled to contingent commissions and volume overrides from insurance companies which are recorded in the earlier of the period in which amounts can be reasonably estimated or the period in which the amounts are received. Amounts related to contingent commissions and volume overrides can be reasonably estimated when information pertaining to the calculation, such as premium volumes, loss ratios and expenses, can be obtained from the insurance companies. Other revenue primarily includes investment income, policy service fees and income earned related to the financing of client premiums. Investment income is recorded when earned. Policy service fees are recorded on the effective date of the policy, at which time the service has been provided. Income earned related to the financing of client premiums is recorded when known.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, and highly-liquid investments having maturities of three months or less at the acquisition date.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash with banks in excess of federally insured limits and is exposed to the credit risk from this concentration of cash. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. No single client accounted for more than ten percent of total client premiums or more than ten percent of revenue for the years ended December 31, 2004, 2003 and 2002, respectively.

In addition, the Company is also party to interest rate swap transactions which are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Company. Derivative contracts generally expose the Company to credit loss if changes in market rates affect a counterparty's position unfavorably and the counterparty defaults on payment.

Trust Cash

Premiums collected (less commissions and other deductions), but not yet remitted to insurance companies, are included in trust cash. Trust cash is restricted as to use by contractual obligations and by laws in certain states and provinces in which the Company operates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded based on the estimated useful economic lives of the related assets as follows: for computer equipment on a straight-line basis from 3 to 5 years or on a 30% declining balance method; for furniture, fixtures, and office equipment on a straight-line basis from 5 to 7 years or on a 20% declining balance method. Leasehold improvements are amortized on the straight-line method over the term of the related lease. Upon sale or retirement, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is reflected in earnings. If the carrying value of property and equipment is identified as impaired, it is written down to its fair value.

Business Combinations

Acquisitions of subsidiaries have been accounted for using the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Consideration which is contingent on maintaining or achieving specified earnings levels in future periods is recognized as an additional cost of the purchase when the contingency is resolved and the additional consideration is issued or becomes issuable. For acquisitions where part of the consideration paid has the character of compensation rather than purchase price, we account for such payment as an expense. Where such compensation is stock based, our accounting policy for stock based compensation is followed.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board Handbook Section 3062, "Goodwill and Other Intangible Assets" (Section 3062) without restatement of prior periods.

Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

The Company completed its impairment testing on the balance of goodwill and definite lived intangible assets as of January 1, 2005, 2004 and 2003. Based on the testing performed, no impairment losses were incurred.

Intangible assets other than goodwill which do not have indefinite lives are amortized on a straight-line basis over their useful lives. These intangible assets are subject to an impairment test comparing carrying values to net recoverable amounts. If the carrying value of intangible assets is identified as impaired, it is written down to its fair value.

Interest Rate Swap

The Company accounts for interest rate swaps with respect to its long-term debt using the synthetic instruments method under which the net interest on the swap and associated debt is reported in earnings as if it were a single synthetic financial instrument. The fair value of the derivative is not recognized in the balance sheet.

Stock Based Compensation

The Company recognizes the fair value of stock based compensation as an expense over the period in which entitlement to the compensation vests.

Future Income Taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the asset or liability is settled. The benefit of loss carry forwards is recognized as an asset to the extent that it is more likely than not to be realized.

Put Options

The fair value of put options issued by the Company as consideration for businesses acquired is classified as long-term debt until such time as the option is exercised or expires. Changes in the fair value of these options are recorded in earnings. As part of the negotiations of contingent consideration the former owners of certain companies acquired in 2001 agreed to relinquish their rights to put options on 730,000 common shares at December 31, 2003 and on 1,423,000 common shares at December 31, 2002. Accordingly at December 31, 2004 and 2003 no put options were outstanding on the Company's common shares.

3. Commitments and Contingencies

(a) In April 2004, Hub International Northeast Limited ("HUB Northeast"), formerly known as Kaye Insurance Associates, Inc., a subsidiary of Hub, received a subpoena from the Office of the Attorney General of the State of New York seeking information regarding certain compensation agreements between insurance brokers and insurance companies. The New York Attorney General subpoenaed information on such compensation agreements from several other major insurance brokers and insurance companies as well. Such compensation agreements, also known as contingent agreements, between insurance companies and brokers are a long-standing and common practice within the insurance industry. HUB Northeast discloses such agreements on its invoices to clients and on its website. In addition, the Company discloses the arrangements in public filings. In August 2004, HUB Northeast received a second subpoena from the Office of the Attorney General of the State of New York seeking information regarding all revenue that HUB Northeast may have derived from insurance companies. In September 2004, HUB Northeast received a third subpoena from the Office of the Attorney General of the State of New York seeking information regarding any "fictitious" and "inflated" insurance quotes to which HUB Northeast may have been a party.

Promptly after HUB Northeast's receipt of the first New York Attorney General's subpoena, the Company retained external counsel to assist in responding to the New York Attorney General's inquiries and, among other things, requested that such external counsel conduct a thorough investigation of HUB Northeast to determine whether any current or former employee engaged in the practice of falsifying or inflating insurance quotes. Such investigation of HUB Northeast is substantially complete. Subsequently, outside counsel's investigation was expanded to other hubs, both for internal purposes and in the course of assisting us in responding to the inquiries of other regulatory authorities. To date, management is unaware of any incidents of falsifying or inflating insurance quotes. While it is not possible to predict the outcome of this investigation, if such compensation agreements were to be restricted or no longer permitted, the Company's financial condition, results of operations and liquidity may be materially adversely affected.

From August 2004 through February 2005, various other subsidiaries of the Company received and responded to letters of inquiry and subpoenas from authorities in Connecticut, Texas, Illinois, Delaware, Pennsylvania, New Hampshire and Quebec.

In October 2004, the Company was joined as a defendant in a class action lawsuit (the "Opticare case") against 30 different insurance brokers and insurance companies. The lawsuit was originally filed in August 2004 in the U.S. District Court for the Southern District of New York by OptiCare Health Systems Inc., a client of a Marsh & McLennan subsidiary. It now names the ten largest U.S. insurance brokers and four of the largest commercial insurers. The amended complaint alleges that the defendants used the contingent commission structure of placement service agreements in a conspiracy to deprive policyholders of "independent and unbiased brokerage services, as well as free and open competition in the market for insurance." In December 2004, the Company was also named as one of multiple defendants in two identical class actions filed in Federal District Court in Illinois, with allegations substantially similar to those in the Opticare case. None of the complaints contain any specific factual allegations against the Company. The Company disputes the allegations of these complaints and intends to vigorously defend against the suits. However, a finding that the contingent commission structure conflicts with an insurance broker's duty to its clients as well as the cost of defending against the lawsuit and the diversion of management's attention could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See note 21 "Subsequent Events."

The Company has not recorded a liability at December 31, 2004 related to these matters.

(b) In connection with the acquisition of Talbot on July 1, 2004, the Company will purchase special shares of Satellite owned by the management of Talbot over the next three years, using a combination of both restricted and unrestricted common shares of the Company. Payments will be made on September 1, 2005, March 31, 2006 and March 31, 2007 based upon Talbot's earnings for the 12-month periods ending December 31, 2004, 2005 and 2006, respectively. The contingent payment to Talbot management will be recorded by the Company as a charge to earnings in the form of non-cash stock based compensation expense over the period in which the payments are earned. During 2004, the Company recorded $14.4 million of non-cash stock based compensation with an offsetting credit to accounts payable and accrued liabilities for the same amount. Based on Talbot's financial performance for 2004, management estimates the Company may be obligated to pay contingent payments of approximately $30–$35 million in common shares of the Company in addition to the $14.4 million of amounts accrued to date mentioned above.

In connection with the acquisition of Hooper Hayes and Associates, Inc., now known as Hub International California, Inc., in 2002 the Company issued 196,000 shares (the "Retractable Shares") that were deposited in escrow subject to release over a period of three years upon the satisfaction of certain performance targets. As of December 31, 2004, 126,000 shares have been released from escrow.

In connection with other various acquisitions completed through December 31, 2004, the Company may be obligated to pay contingent consideration up to a maximum sum of approximately $12.4 million in cash and $3.6 million in common shares of the Company based upon the acquired brokerages achieving certain targets. The contingent payments are payable on various dates through August 2007 according to the terms and conditions of each purchase agreement. Any additional consideration will be recorded as an adjustment to goodwill once the contingency is resolved. In connection with contingent consideration earned as at December 31, 2004, the financial statements reflect a liability to pay cash of $0.2 million.

(c) In connection with the Company's executive share purchase plan, under certain circumstances, the Company may be obligated to purchase loans for officers, directors and employees from a Canadian chartered bank totaling $4,287 and $4,513 as of December 31, 2004 and 2003 respectively, to assist in purchasing common shares of the Company. The Company no longer makes loans to its executive officers and directors. As collateral, the employees have pledged 431,000 and 478,000 common shares as of December 31, 2004 and 2003, respectively, which have a market value of $7,885 and $8,105 as of December 31, 2004 and 2003, respectively. Interest on the loans in the amount of $192, $279 and $264 for the years ended December 31, 2004, 2003 and 2002, respectively, was paid by the Company and is included in cash compensation expense.

(d) The Company is committed under lease agreements for office premises and computer equipment. At December 31, 2004, aggregate minimum rental commitments (net of expected sub-lease receipts) under operating leases are as follows:

2005	$15,680
2006	14,257
2007	11,922
2008	10,322
2009	9,216
2010 and thereafter	15,068
	$76,465

Rent expense for the year ended December 31, 2004, 2003, and 2002 amounted to $14,242, $11,503 and $9,684, respectively, net of sub-lease rental income of $1,536, $1,282 and $737, respectively.

(e) In the ordinary course of business, the Company and its subsidiaries are subject to various claims and lawsuits consisting primarily of alleged errors and omissions in connection with the placement of insurance. In the opinion of management, the ultimate resolution of all asserted and potential claims and lawsuits will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

4. Acquisitions and Dispositions

The Company's strategic business plan includes the regular and systematic evaluation and acquisition of insurance brokerages in new and existing markets. Insurance brokerages, due to their nature, typically maintain a very low capital to earnings ratio. As a result, the Company records a substantial amount of goodwill and other intangible assets in connection with acquisitions.

The Company typically pays a portion of the consideration for an acquired brokerage in cash. Consideration for the remainder of the purchase price is normally in the form of the Company's common shares based on the fair market value of the Company's common shares as traded on the NYSE or TSX, and is defined and calculated pursuant to the acquisition agreement.

(a) During 2004, the Company purchased Talbot, (as described below), all of the issued and outstanding membership interests of Bush, Cotton and Scott, LLC. located in the State of Washington, as well as the assets of five other insurance brokerages, all of which were accounted for using the purchase method of accounting. Accordingly, the results of operations and cash flows of the acquired companies have been included in the Company's consolidated results from their respective acquisition dates.

The Company purchased Talbot which is based in New Mexico on July 1, 2004, in accordance with the following terms. The Company purchased all of the common shares of Satellite, a corporation formed by senior management at Talbot. In turn, Satellite purchased 100% of Talbot from Safeco Corporation. The Company will purchase special shares of Satellite owned by the management of Talbot over the next three years, using a combination of both restricted and unrestricted common shares of the Company. Payments will be made on September 1, 2005, March 31, 2006 and March 31, 2007 based upon Talbot's earnings for the 12-month periods ending December 31, 2004, 2005 and 2006, respectively. The contingent payment to Talbot management will be recorded by the Company as a charge to earnings in the form of non-cash stock based compensation expense over the period in which the payments are earned. For 2004 the Company recorded $14,388 of non-cash stock based compensation relating to the Talbot acquisition with an offsetting credit to accounts payable and accrued liabilities for the same amount. Based on Talbot's financial performance for 2004 the Company anticipates total earnout payments in the $45–$50 million range.

The allocation of the purchase price, including goodwill and other identifiable intangible assets, and the cost of the acquired brokerages in 2004 are summarized below:

	Talbot	Bush, Cotton & Scott	Other	
Acquisition Date	July 1, 2004	April 1, 2004	Various	Total
Current assets	$ 49,639	$ 4,702	$ 358	$ 54,699
Current liabilities	(41,261)	(4,803)	(146)	(46,210)
Property, equipment and other assets	8,316	96	95	8,507
Long-term debt and capital leases	(16,129)	(2,826)	—	(18,955)
Net assets (liabilities) at fair value	$ 565	$ (2,831)	$ 307	$ (1,959)
Consideration				
Cash	$ 93,946	$11,966	$10,798	$116,710
Payable	—	—	1,447	1,447
Common shares (at market value)	—	2,800	533	3,333
	$ 93,946	$14,766	$12,778	$121,490
Goodwill	$ 48,649	$ 9,932	$10,722	$ 69,303
Customer relationships	44,163	6,891	1,641	52,695
Non-competition covenants	569	774	108	1,451
	$ 93,381	$17,597	$12,471	$123,449
Number of shares issued as consideration (000's)	—	152	29	181

Of the goodwill acquired $67,792 is deductible for tax purposes. Goodwill included under "Other" above, in the amount of $3,051 is associated with contingent consideration relating to prior period acquisitions.

During 2004, the Company sold assets and shares of certain insurance brokerages for $9,166 resulting in a gain of $2,086. Annual revenue for 2003 of these brokerages was approximately $7,400.

(b) During 2003, the Company acquired nine brokerages, all of which were accounted for using the purchase method of accounting. Accordingly, the results of operations and cash flows of the acquired companies have been included in the Company's consolidated results from their respective acquisition dates.

The allocation of the purchase price, including goodwill and other identifiable assets, and the cost of the acquired brokerages in 2003 are summarized below:

	Total
Acquisition Date	Various
Current assets	$ 4,298
Current liabilities	(3,726)
Property, equipment and other assets	24
Net assets at fair value	$ 596
Consideration	
Cash	$ 8,136
Common shares (at market value)	538
	$ 8,674
Goodwill	$ 6,389
Customer relationships	1,352
Non-competition covenants	337
	$ 8,078
Number of shares issued as consideration (000's)	32

Of the goodwill acquired $1,367 is deductible for tax purposes. In addition, the Company also recognized $1,800 of goodwill associated with contingent consideration relating to prior year acquisitions.

As part of the negotiations of the contingent consideration for J.P. Flanagan Corporation ("Flanagan"), a brokerage purchased in 2001, total additional consideration of 37,500 of the Company's common shares was earned at December 31, 2003 valued at approximately $635, based on the closing price of the shares at December 31, 2003 on the NYSE. The common shares were recorded as "issuable shares" and included in shareholders' equity and goodwill has been increased by the same amount at December 31, 2003. Also as part of the negotiations the former owner agreed to relinquish his rights to put options on the 730,000 shares previously issued as well as on shares issued as contingent consideration. In addition the Company issued non-cash stock based compensation in the form of 84,375 restricted share units in 2004 valued at $1.4 million. 69,375 of these restricted share units have been canceled. 15,000 remain outstanding, vesting 50% January 1, 2008 and 50% January 1, 2010.

(c) During 2002, the Company purchased all of the issued and outstanding shares of Hooper Hayes & Associates, Inc., now known as Hub International of California Inc., and Fifth Third Insurance Services, Inc. which was renamed Hub International of Indiana Limited (HUB Midwest), as well as outstanding shares or net assets of 6 other brokerages, all of which were acquired using the purchase method of accounting.

In accordance with the purchase agreement dated July 1, 2001, the former owners of Burnham Stewart Group, Inc. (Burnham), now known as HUB Midwest were entitled to additional consideration based upon certain acquired operations of Burnham achieving 2002 profitability targets. The additional consideration to be issued was a multiple of the final adjusted profitability as of December 31, 2002 for those operations. The total additional consideration was $22,166 of which $8,423 was cash and the remainder of $13,743 in 1,228 common shares of the Company. The Company issued the common shares in March 2003. As of December 31, 2002, the Company had accrued the cash portion of the contingent consideration and the share portion of the contingent consideration had been recorded as "issuable shares" and included in shareholders' equity. As part of the negotiations of the contingent consideration, the former owners of Burnham agreed to relinquish their rights to put options on all of the 1,423 common shares issued as part of the 2002 acquisition, as well as on shares issued as contingent consideration in exchange for release from escrow provisions on those same common shares. The total additional consideration of $22,794 is shown as an addition to goodwill and customer relationships in the table below.

The allocation of the purchase price, including goodwill and other identifiable intangible assets, and the cost of the acquired brokerages in 2002 are summarized as follows:

	Hooper Hayes	Hub Indiana	Burnham Contingent Consideration	Other	
Acquisition Date	Nov. 1, 2002	Dec. 31, 2002	Dec. 31, 2002	Various	Total
Working capital	$(1,141)	$ (289)	$ (628)	$ 1,180	$ (878)
Property, equipment and other assets	69	1,312	—	108	1,489
Net assets (liabilities) at fair value	$(1,072)	$ 1,023	$ (628)	$ 1,288	$ 611
Consideration					
Cash	$ 1,514	$37,250	$ —	$12,899	$51,663
Debt	—	122	8,423	2,365	10,910
Contingently issuable shares	—	—	13,743	—	13,743
Common shares (at market value)	7,115	—	—	344	7,459
	$ 8,629	$37,372	$22,166	$15,608	$83,775
Goodwill	$ 6,209	$24,622	$21,096	$10,704	$62,631
Customer relationships	3,265	11,727	1,698	3,384	20,074
Non-competition covenants	227	—	—	232	459
	$ 9,701	$36,349	$22,794	$14,320	$83,164
Number of shares issued as consideration (000's)	449	—	—	24	473
Number of shares issued as contingently issuable consideration (000's)	—	—	1,228	—	1,228

Of the goodwill acquired, $30,522 is deductible for tax purposes.

Contingent Consideration

In addition to the consideration shown above, the previous owners of certain acquisitions are entitled to contingent consideration if certain revenue or profitability targets are met. See note 3 "Commitments and Contingencies."

5. Accounts and Other Receivables

Accounts and other receivables consist of the following:

December 31,	2004	2003
Client premiums receivable	$128,345	$138,494
Commissions receivable	31,565	22,228
Less: Allowance for doubtful accounts	(1,436)	(1,086)
Less: Allowance for policy cancellations	(1,876)	(1,343)
	156,598	158,293
Other receivables	6,243	5,435
	$162,841	$163,728

Allowance for doubtful accounts:

	2004	2003	2002
Balance, January 1	$ 1,086	$ 714	$ 815
Charged to net earnings before income taxes	664	1,057	233
Deductions of amounts previously charged to the provision	(1,251)	(810)	(335)
Acquired through acquisitions	937	125	1
Balance, December 31	$ 1,436	$1,086	$ 714

Losses relating to the non-collection of client premium receivables may be mitigated by cancellation of the underlying insurance policy.

6. Intangible Assets

As of December 31, 2004 and 2003 the gross carrying amount and accumulated amortization of intangible assets other than goodwill were as follows:

	2004			2003		
As of December 31,	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Definite life intangible assets:						
Customer relationships	$ 95,982	$10,802	$85,180	$43,422	$5,480	$37,942
Non-competition covenants	791	448	343	476	269	207
Trademarks	—	—	—	2,587	—	2,587
	96,773	11,250	85,523	46,485	5,749	40,736
Indefinite life intangible assets:						
Non-competition covenants	3,319	—	3,319	2,167	—	2,167
Total	$100,092	$11,250	$88,842	$48,652	$5,749	$42,903

During the first quarter 2004 the Company adopted a strategic plan to make use of the "Hub" brand throughout the Company. Certain of the Company's subsidiaries have decided to change their names and as a result the Company recognized a non-cash loss on the write-off of trademarks during the first quarter 2004 of $2,587, before income taxes.

Additions during 2004 and 2003 were as follows:

	2004	2003
Definite life intangible assets:		
Customer relationships	$52,695	$1,602
Non-competition covenants	—	206
	52,695	1,808
Indefinite life intangible assets:		
Non-competition covenants	1,451	136
Total	$54,146	$1,944

The Company is unable to estimate the useful life of certain non-competition covenants. These indefinite life intangible assets will be reviewed annually for impairment. Once a non-competition covenant is triggered, following the employee leaving the Company, the Company's policy is to amortize the related intangible asset over the period of the remaining contractual obligation.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003, are as follows:

	Operations in Canada	Operations in U.S.	Total
Balance as of December 31, 2002	$75,386	$206,326	$281,712
Goodwill acquired during 2003	535	7,654	8,189
Goodwill disposed during 2003	(478)	(197)	(675)
Cumulative translation adjustment	16,636	—	16,636
Balance as of December 31, 2003	92,079	213,783	305,862
Goodwill acquired during 2004	1,005	68,298	69,303
Goodwill disposed during 2004	(4,604)	(727)	(5,331)
Cumulative translation adjustment	6,842	—	6,842
Balance as of December 31, 2004	$95,322	$281,354	$376,676

For the years ended December 31, 2004, 2003 and 2002, amortization has been comprised of the following:

	2004	2003	2002
Customer relationships	$5,344	$3,040	$1,627
Non-competition covenants	176	168	44
Total	$5,520	$3,208	$1,671

The Company estimates the amortization charges for 2005 through 2009 for all acquisitions consummated through December 31, 2004 will be:

Year ended December 31,	2005	2006	2007	2008	2009
Customer relationships	$7,388	$7,388	$7,388	$7,388	$7,388
Non-competition covenants	180	126	70	2	1
Total	$7,568	$7,514	$7,458	$7,390	$7,389

7. Property and Equipment

	2004			*2003*		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Leasehold improvements	$12,496	$ 4,937	$ 7,559	$10,522	$ 3,419	$ 7,103
Office equipment	18,959	10,268	8,691	15,416	8,357	7,059
Computer equipment	29,250	17,593	11,657	24,998	14,979	10,019
	$60,705	$32,798	$27,907	$50,936	$26,755	$24,181

Included in computer equipment is computer software with a net book value of $6,331 and $5,137 at December 31, 2004 and 2003, respectively. Depreciation expense of $1,906, $1,538 and $1,087 was charged against these assets for the years ended December 31, 2004, 2003 and 2002, respectively.

During 2004 and 2003, property and equipment were acquired at an aggregate cost of $7,293 and $8,272, respectively, of which $NIL and $2,147, respectively, were acquired by means of capital leases and other financing.

The cost above reflects certain property and equipment held under capital leases of which the remaining liability at December 31, 2004 and 2003 was $468 and $650, respectively.

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31,	2004	2003
Insurance premiums payable	$198,901	$176,211
Other accounts payable and accrued liabilities	58,554	49,957
Stock based compensation related to Talbot acquisition	14,388	—
	$271,843	$226,168

9. Debt

December 31,	2004	2003
Series A Senior Notes, with interest at 5.71% (1)	$ 10,000	$10,000
Series B Senior Notes, with interest at 6.16% (1)	55,000	55,000
Revolving U.S. Dollar LIBOR loan (2)	65,000	—
Term loan, interest only at 10%, due February 2007 (3)	7,500	7,500
Term loan, variable interest, due December 2007	3,500	—
Various other unsecured notes payable and debt (4)	10,329	5,649
Capital leases (4)	468	650
Long-term debt and capital leases	151,797	78,799
Less current portion	(5,195)	(3,362)
	$146,602	$75,437

Future repayments of long-term debt and capital leases are as follows:

For the year ending December 31,	
2005	$ 5,195
2006	4,479
2007	10,605
2008	69,426
2009	14,759
2010 and thereafter	47,333
	$151,797

(1) *Senior Notes—As of December 31, 2004 the Company has outstanding $65 million aggregate principal amount of unsecured senior notes issued June 10, 2002. The senior notes were issued in two series: Series A represents $10 million aggregate principal amount of 5.71% senior notes with interest due semi-annually, and principal of $3,333 due annually, June 15, 2008 through June 15, 2010 and Series B represents $55 million aggregate principal amount of 6.16% senior notes with interest due semi-annually, and principal of $11,000 due annually June 15, 2009 through June 15, 2013. The senior notes were sold on a private basis in the United States to institutional accredited investors. Net proceeds of the sale of the senior notes were used to pay down $50 million of the Company's revolving U.S. Dollar LIBOR Loan with the balance for general corporate purposes and acquisitions. The Company incurred approximately $0.7 million in fees and expenses related to the offering of these notes, which were capitalized and are being amortized to expense over the term of the notes. At December 31, 2004, $65 million was outstanding under these senior notes, and the Company was in compliance with all financial covenants.*

On July 15, 2003, the Company entered into an interest rate swap agreement. The effect of the swap is to convert the fixed rate interest payments on the 5.71% senior notes and 6.16% senior notes in amounts of $10 million and $55 million, respectively, to a floating rate of approximately 2.00% and 2.40% for 2004 and 2003, respectively. The Company accounts for the swap transaction using the synthetic instruments method under which the net interest expense on the swap and associated debt is reported in earnings as if it were a single, synthetic, financial instrument. As at December 31, 2004, the Company estimated the fair value of the swap to be $2.4 million, which is not recognized in these financial statements. Accordingly, $2.4 million is the estimated amount that the Company would need to pay to terminate the swap as of December 31, 2004.

(2) *Revolving U.S. dollar LIBOR loan—This unsecured facility totals $75 million, bears interest at a floating rate of prime plus 1% or 112.5 basis points above LIBOR. LIBOR was 2.40% and 1.12% at December 31, 2004 and 2003, respectively. The facility is available on a revolving basis for one year and expires on April 22, 2005. However, if the revolving period is not extended, the Company may convert the outstanding balance under the facility to a three year non-revolving term loan repayable at the end of three years with an interest rate of 137.5 basis points above the Canadian dollar interest swap rate. An annual commitment fee of 20 basis points is assessed on the unused balance. Borrowings under this facility totaled $65 million and $NIL at December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company was in compliance with all financial covenants governing this facility.*

(3) This term loan is from an insurance carrier. The terms of the loan provide for an incentive arrangement whereby a credit can be earned that will reduce annual interest payments under the loan (based on target premiums placed with the carrier) which reduces the principal repayment due in February 2007 (based on both target premiums placed with the carrier as well as the loss ratio on premiums placed with the carrier). Under this incentive arrangement, both the annual interest payments as well as the principal payment can be reduced to zero. Credits were earned for 2004 and 2003 which reduced interest payments to zero from $750, for both years.

(4) Certain property and equipment have been pledged as collateral in amounts not less than the outstanding balance of the loan at December 31, 2004 and 2003, respectively.

Demand U.S. Dollar Base Rate Loan

The Company has an undrawn $10.0 million facility which bears interest at the bank's U.S. rate which was 5.75% and 4.50% at December 31, 2004 and 2003, respectively, plus 50 basis points. Borrowings on the facility are repayable on demand.

Subordinated Convertible Debentures

In connection with the acquisition of HUB Northeast on June 28, 2001, the Company issued $35 million aggregate principal amount, 8.5% convertible subordinated debentures (the Fairfax notes) due June 28, 2007 to certain subsidiaries of Fairfax Financial Holdings Limited (Fairfax). The Fairfax notes are convertible by the holders at any time into the Company's common shares at C$17.00 per share. Beginning June 28, 2006, the Company may require conversion of the Fairfax notes into common shares at C$17.00 per share if, at any time, the weighted average closing price of the Company's common shares on the TSX for twenty consecutive trading days equals or exceeds C$19.00 per share. If converted, Fairfax would have owned approximately 32% of the Company's outstanding common shares as of December 31, 2004.

10. Defined Contribution Plan

Substantially all officers and employees of the Company in the United States are entitled to participate in a qualified retirement savings plan (defined contribution plan). The cost to the Company was $2,397, $1,781 and $1,425 for 2004, 2003 and 2002, respectively. In 2004 a defined contribution plan was put in place for Canadian employees. The cost to the Company was $362 for 2004.

11. Shareholders' Equity

Share Capital

At December 31, 2004, 2003 and 2002 there were an unlimited number of non-voting, preferred shares authorized, issuable in series on such terms and conditions as set by the Board of Directors, of which no shares were issued. At December 31, 2004, 2003 and 2002 there were an unlimited number of common shares authorized, of which 30,411, 30,143 and 29,025 were issued and outstanding as at December 31, 2004, 2003 and 2002, respectively.

	Common Shares Outstanding	
	(000's)	Amount
Balance, December 31, 2001	21,656	$125,506
Issued—U.S. IPO	6,900	90,616
Issued for executive stock purchase plan (net of repurchases)	(4)	(152)
Release of put option liability	—	11,768
Purchase of subsidiaries	473	7,459
Balance, December 31, 2002	29,025	235,197
Purchase of subsidiaries	32	538
Repurchases of executive share purchase plan shares	(7)	(66)
Share issue costs, net of future tax asset	—	(61)
Shares issued for contingent consideration	1,246	14,041
Cancellation of shares	(8)	(91)
Restricted share units released	7	112
Stock options exercised	1	14
Reclassification of executive share purchase plan loans	(153)	(1,918)
Release of put option liability	—	7,079
Balance, December 31, 2003	30,143	254,845
Shares issued	181	3,337
Executive share purchase plan share loan cancellations, net of repurchases	1	33
Shares issued for contingent consideration	53	904
Cancellation of shares	(2)	(26)
Stock options exercised	33	497
Restricted share units released	2	27
Balance, December 31, 2004	30,411	$259,617

Issuable Shares

	Common Shares	
	(000's)	Amount
Balance, December 31, 2001	—	$ —
Issuable for contingent consideration	1,228	13,743
Balance, December 31, 2002	1,228	13,743
Issued	(1,228)	(13,743)
Issuable for contingent consideration	43	721
Balance, December 31, 2003	43	721
Issued	(43)	(721)
Balance, December 31, 2004	—	$ —

Contributed Surplus

	2004	2003	2002
Balance at December 31	$ 4,806	$ 1,234	$ —
Non-cash stock based compensation	7,755	3,284	1,082
Other	120	288	152
Balance at December 31	$12,681	$ 4,806	$1,234

Cumulative Translation Account

	2004	2003	2002
Balance at December 31	$20,062	$ 2,185	$2,770
Translation of self-sustaining foreign operations	6,981	19,553	(269)
Translation of debt financing of self-sustaining foreign operations	(60)	(1,676)	(316)
Balance at December 31	$26,983	$20,062	$2,185

12. Equity Incentive Plan

No options were issued in 2004. On February 28, 2003, the Company issued options exercisable for 267,000 common shares at an exercise price of $13.79 per share, the U.S. dollar equivalent of the closing sales price of the Company's common shares on the TSX on that date. The maximum option term is seven years, and the options vest at one-third per year over three years of continuous employment. The number of common shares that may be issued under the Equity Incentive Plan is limited to 3,631,820 common shares.

A summary of the stock option activity and related information for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	Number (000's)	Weighted Average Exercise Price
Balance, December 31, 2001	—	$ —
Granted	1,270	$15.67
Exercised	—	$ —
Forfeited	—	$ —
Balance, December 31, 2002	1,270	$15.67
Granted	268	$13.79
Exercised	(1)	$15.67
Forfeited	(39)	$15.67
Balance, December 31, 2003	1,498	$15.64
Exercised	(33)	$15.06
Forfeited	(9)	$15.29
Balance, December 31, 2004	1,456	$15.34

The following table summarizes information about the stock options outstanding at December 31, 2004, 2003 and 2002:

	2004			2003			2002		
Exercise Price	Number Outstanding (000's)	Weighted Average Remaining Contractual Life	Number Exercisable (000's)	Number Outstanding (000's)	Weighted Average Remaining Contractual Life	Number Exercisable (000's)	Number Outstanding (000's)	Weighted Average Remaining Contractual Life	Number Exercisable (000's)
$15.67	1,201	4.42 years	812	1,230	5.43 years	417	1,270	6.45 years	—
$13.79	255	5.16 years	96	268	6.08 years	6	—		—
	1,456	4.55 years	908	1,498	5.55 years	423	1,270	6.45 years	—

There were no stock options issued in 2004. The fair value of the stock options granted in 2003 was approximately $1.2 million (weighted average exercise price was $13.79 per share). The aggregate fair value of each option grant is estimated on the date of grant using the

Black-Scholes option-pricing model with the following assumptions for the options issued in 2003 and 2002:

	2003	2002
Dividend yield	2.00%	1.15%
Expected volatility	40.1%	30.0%
Risk free interest rate	2.90%	4.14%
Expected life	5 years	5 years

Non-cash stock based compensation related to stock options of $2,400, $2,309 and $1,089 for the years ended December 31, 2004, 2003 and 2002, respectively, was expensed with offsetting credits to contributed surplus. The Company recognizes the fair value of non-cash stock based compensation as an expense over the period in which entitlement to the compensation vests.

Shares derived from the options are held in escrow and subject to transfer restrictions for a period of five years from the date the options are granted, subject to early release in certain circumstances.

In 2004, restricted share units totaling 977,000 were issued in connection with the restructuring of the Company management bonus agreement and 84,000 restricted share units were issued in connection with the renegotiation of contingent consideration for Flanagan. The fair value of the restricted share units awarded in 2004 was approximately $16.1 million ($16.50 per share). In addition 45,000 restricted share units were awarded to certain employees valued at approximately $0.8 million ($17.06 per share) in 2004.

On June 30, 2003, the Company awarded 605,000 restricted share units to employees of the Company. The restricted share units are exercisable for common shares without payment of cash consideration and vest over periods ranging from 68 months to 95 months. No restricted share units were awarded in 2002.

Non-cash stock based compensation for the years ended December 31, 2004, 2003 and 2002 is comprised of the following:

	2004	2003	2002
Non-cash stock based compensation:			
Stock options granted June 2002	$ 1,955	$1,899	$1,089
Stock options granted February 2003	445	410	—
Stock based compensation granted for 2003 bonuses	2,368	1,405	—
Restricted share units	1,609	1,087	—
Other	125	—	—
	6,502	4,801	1,089
Stock based compensation related to Talbot acquisition	14,388	—	—
	$20,890	$4,801	$1,089

13. Earnings Per Share

Basic earnings per share, excluding the dilutive effect of common share equivalents, is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated using the treasury stock method and includes the effects of all potentially dilutive securities. Earnings per common share have been calculated as follows:

	2004	2003	2002
Net earnings (numerator)	$26,244	$36,509	$29,401
Effect of dilutive securities:			
Interest on 8.5% subordinated convertible debentures (net of income tax)	1,900	1,886	2,520
Dividends in lieu on restricted share units (net of income tax)	95	111	—
Net earnings plus assumed conversions (numerator)	$28,239	$38,506	$31,921
Weighted average shares outstanding—Basic (denominator)	30,246	29,967	23,181
Effect of dilutive securities:			
8.5% subordinated convertible debentures	2,705	3,210	4,513
Stock options	1,294	147	—
Restricted share units	687	299	—
Talbot earnout shares	303	—	—
Retractable shares	70	133	49
Issuable shares	—	11	307
Put options	—	—	2,149
Weighted average shares outstanding—Diluted (denominator)	35,305	33,767	30,199
Earnings per common share:			
Basic	$ 0.87	$ 1.22	$ 1.27
Diluted	$ 0.80	$ 1.14	$ 1.06

14. Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities at December 31, 2004 and 2003, approximate fair value because of the short-term nature of these instruments. The carrying value of the Company's variable rate debt at December 31, 2004 and 2003, of $68,723 and $385, respectively, approximates fair market value.

In connection with the acquisition of HUB Northeast in 2001, the Company issued 8.5% subordinated convertible debentures due June 28, 2007 with a carrying amount and aggregate principal of $35 million. These debentures remain outstanding at December 31, 2004. The Company believes it is not practicable to estimate the fair value of its subordinated convertible debentures due to the conversion features.

15. Income Taxes

Income taxes for 2004, 2003 and 2002, amounted to $20.0 million, $18.8 million and $14.3 million, respectively, resulting in an effective tax rate of 43%, 34% and 33% in 2004, 2003 and 2002, respectively.

The provision for income tax expense differs from the result that would have been obtained by applying the combined Canadian statutory federal and provincial income tax rate of 36.12%, 36.62% and 38.62% in 2004, 2003 and 2002, respectively, as follows:

	2004	2003	2002
Provision for tax at statutory rates	$16,716	$20,270	$16,852
Non-deductible stock based compensation expense	6,044	—	—
Income earned outside of Canada	(1,689)	(1,688)	(2,036)
Non-taxable life insurance proceeds	—	(366)	—
Non-taxable gain on sale of Old Lyme	—	—	(1,009)
Other	(1,037)	626	449
Provision for tax	$20,034	$18,842	$14,256

The components of the future tax assets (liabilities) at December 31, 2004 and 2003, were as follows:

	2004	2003
Future income tax assets		
Current	$ 3,901	$ 2,776
Long-term	4,368	5,232
Total future income tax assets	8,269	8,008
Future income tax (liabilities)		
Current	(34)	(24)
Long-term	(14,805)	(12,703)
Total future income tax liabilities	(14,839)	(12,727)
Net future income tax liabilities	$ (6,570)	$(4,719)

	2004	2003
Non-deductible book reserves	$ 3,768	$ 2,211
Non-cash stock based compensation	3,268	1,633
Net operating loss carryforwards	3,217	2,895
IPO costs	1,434	2,003
Goodwill and other intangible asset amortization	(10,876)	(9,504)
Unrealized foreign currency gains on long-term debt	(3,895)	(1,744)
Other accrual adjustments	(1,517)	(1,373)
Property and equipment depreciation	(1,379)	(1,335)
Other	376	495
Valuation allowance for future tax assets	(966)	—
Net future income tax liabilities	$ (6,570)	$(4,719)

The Company has net operating loss carryforwards of $16,606 at December 31, 2004 that expire 2008 through 2011 resulting in a future tax asset of $2,637. In addition, the Company has state net operating loss carryforwards in the U.S. of approximately $12,221 which expire 2019 through 2024 resulting in a future tax asset of $580 before valuation allowance. Such net operating losses are currently available to offset certain future state and local taxable income. A valuation allowance in the amount of $409 has been established related to certain U.S. state net operating loss carryforwards. In addition, a valuation allowance of $557 has been established related to certain non-deductible book reserves in the U.S. The Company does not believe that these losses and reserves will be realized.

16. Interest and Income Taxes Paid

Interest and income taxes paid for the years ending December 31, 2004, 2003 and 2002 were:

	2004	2003	2002
Interest paid	$ 6,936	$ 5,731	$ 7,714
Income taxes paid	$21,806	$21,007	$13,124

17. Segmented Information

The Company is an international insurance brokerage, which provides a variety of property, casualty, life and health, employee benefits, investment and risk management products and services. In addition to its Corporate Operations, the Company has identified two operating segments within its insurance brokerage business: Canadian Operations and U.S. Operations. Corporate Operations consist primarily of investment income, unallocated administrative costs, interest expense and the income tax expense or benefit which is not allocated to the Company's operating segments. The elimination of intra-segment revenue relates to intra-company interest charges, management fees and dividends.

Geographic revenue is determined based upon the functional currency of the various subsidiaries. Financial information by operating and geographic segment for 2004, 2003 and 2002 is as follows:

	2004			2003			2002		
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated
Revenue									
Brokerage	$121,752	$239,243	$360,995	$109,238	$177,487	$286,725	$ 85,761	$134,249	$220,010
Corporate	22,448	9,424	31,872	20,331	1,803	22,134	19,758	54,183	73,941
Elimination of intra-segment revenue	(22,367)	(9,650)	(32,017)	(20,429)	(2,071)	(22,500)	(19,708)	(54,283)	(73,991)
	$121,833	$239,017	$360,850	$109,140	$177,219	$286,359	$ 85,811	$134,149	$219,960
Net earnings (loss) before income taxes									
Brokerage	$ 24,704	$ 40,096	$ 64,800	$ 17,600	$ 43,105	$ 60,705	$ 10,688	$ 38,229	$ 48,917
Corporate	(9,163)	(9,359)	(18,522)	6,771	(12,125)	(5,354)	8,879	(14,139)	(5,260)
	$ 15,541	$ 30,737	$ 46,278	$ 24,371	$ 30,980	$ 55,351	$ 19,567	$ 24,090	$ 43,657
Income tax expense (benefit)—current									
Brokerage	$ 8,772	$ 15,699	$ 24,471	$ 7,020	$ 14,302	$ 21,322	$ 4,472	$ 11,871	$ 16,343
Corporate	(712)	(3,855)	(4,567)	209	(4,609)	(4,400)	778	(4,270)	(3,492)
	$ 8,060	$ 11,844	$ 19,904	$ 7,229	$ 9,693	$ 16,922	$ 5,250	$ 7,601	$ 12,851
Income tax expense (benefit)—future									
Brokerage	$ (252)	$ 1,103	$ 851	$ (355)	$ 2,876	$ 2,521	$ (408)	$ 2,280	$ 1,872
Corporate	(688)	(33)	(721)	(883)	282	(601)	(18)	(449)	(467)
	$ (940)	$ 1,070	$ 130	$ (1,238)	$ 3,158	$ 1,920	$ (426)	$ 1,831	$ 1,405
Net earnings (loss)									
Brokerage	$ 16,184	$ 23,294	$ 39,478	$ 10,935	$ 25,927	$ 36,862	$ 6,624	$ 24,078	$ 30,702
Corporate	(7,763)	(5,471)	(13,234)	7,445	(7,798)	(353)	8,119	(9,420)	(1,301)
	$ 8,421	$ 17,823	$ 26,244	$ 18,380	$ 18,129	$ 36,509	$ 14,743	$ 14,658	$ 29,401
Identifiable assets									
Brokerage	$172,445	$624,171	$796,616	$176,653	$442,517	$619,170	$132,142	$412,379	$544,521
Corporate	52,339	8,580	60,919	65,316	16,117	81,433	28,920	23,435	52,355
	$224,784	$632,751	$857,535	$241,969	$458,634	$700,603	$161,062	$435,814	$596,876
Amortization of intangible assets	$ 110	$ 5,410	$ 5,520	$ 75	$ 3,133	$ 3,208	$ 36	$ 1,635	$ 1,671
Additions to property and equipment	$ 2,802	$ 8,373	$ 11,175	$ 2,942	$ 5,185	$ 8,127	$ 2,370	$ 2,124	$ 4,494
Depreciation	$ 2,542	$ 4,724	$ 7,266	$ 2,350	$ 3,894	$ 6,244	$ 1,823	$ 3,669	$ 5,492
Interest income	$ 984	$ 966	$ 1,950	$ 914	$ 735	$ 1,649	$ 683	$ 1,070	$ 1,753
Interest expense	$ 6,680	$ 790	$ 7,470	$ 4,752	$ 439	$ 5,191	$ 6,416	$ 901	$ 7,317

18. Related Party Transactions

The Company had transactions with, and recorded revenue from, the following related parties:

	2004	2003	2002
Northbridge Financial Corporation	$23,378	$18,504	$12,787
Crum & Forster Holdings, Inc.	682	1,259	914
Fairfax Inc.	3,638	8,411	6,278
	27,698	28,174	19,979
Old Lyme Insurance Company, Ltd. ("OLIC")	2,113	—	—
	$29,811	$28,174	$19,979

The above includes foreign exchange gains of $1.7 million in 2004 and 2003, respectively, due to the strengthening of the Canadian dollar.

As of December 31, 2004 and 2003, the Company had accounts receivable and accounts payable balances with the above related parties in the amounts of $4,625 and $17,848, for 2004, respectively, and $3,185 and $17,999 for 2003, respectively. All revenue and related accounts receivable and accounts payable are the result of transactions in the normal course of business. The companies above, except for OLIC, are related through common ownership by Fairfax, which owns approximately 26% of the Company's common shares as of December 31, 2004. During the second quarter of 2004, Fairfax sold OLIC to Old Lyme Insurance Group, Ltd, a company owned primarily by a group of Hub employees, including Bruce Guthart, Chief Operating Officer and a director of Hub, and Michael Sabanos, Chief Financial Officer of HUB Northeast. The Company continues to place insurance with OLIC. The compensation that Hub earns from the business placed with OLIC and the fees it earns from managing OLIC are substantially the same as if Fairfax continued to own the company.

As of December 31, 2004 and 2003, subordinated convertible debentures of $35,000 at the end of both years, are due to related parties.

During 2004, 2003 and 2002, the Company incurred expenses related to rental of premises from related parties in the amount of $2,352, $2,102 and $1,691, respectively. At December 31, 2004 and 2003, the Company also had accounts receivable due from related parties in the amount of $2,613 and $3,530, respectively, of which the majority were loans to employees to enable them to purchase shares of the Company. Of these accounts receivable, as of December 31, 2004 and 2003, $1,793 and $1,918, respectively, were related to Company loans to employees to purchase shares under the executive share purchase plan. As collateral, the employees have pledged 143,000 and 153,000 common shares as of December 31, 2004 and 2003, respectively, which have a market value of $2,619 and $2,590 as of December 31, 2004 and 2003, respectively.

19. Reconciliation to U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP.

Net Earnings and Comprehensive Income

The table below presents the differences between Canadian and U.S. GAAP affecting net earnings and comprehensive income for the years ending December 31, 2004, 2003 and 2002.

	2004	2003	2002
Net earnings for the year based on Canadian GAAP	$26,244	$36,509	$29,401
Cumulative effect of change in accounting policy for put options (2)	—	335	—
Adjustment to put option liability (2)	—	(409)	(814)
Adjustment to investment held for sale (1)	—	—	(2,236)
Net earnings for the year based on U.S. GAAP (3)	26,244	36,435	26,351
Other comprehensive income: (4)			
Unrealized gains (losses) net of tax of $(35)—2004, $(38)—2003, $50—2002	55	62	(81)
Reclassification adjustment, net of tax of $(2)—2004, $48—2003, $(85)—2002	4	(78)	138
Foreign currency translation adjustment	6,921	17,877	(585)
Comprehensive income based on U.S. GAAP (4)	$33,224	$54,296	$25,823
Basic earnings per share based on U.S. GAAP	$ 0.87	$ 1.22	$ 1.14
Diluted earnings per share based on U.S. GAAP	$ 0.80	$ 1.14	$ 0.96

Shareholders' Equity

The table below sets out the differences between Canadian GAAP and U.S. GAAP that affect shareholders' equity at December 31, 2004 and 2003:

	2004	2003
Shareholders' equity based on Canadian GAAP....	$381,783	$342,790
Adjustment to investment held for sale (1)........	(1,716)	(1,716)
Accumulated other comprehensive income:		
Unrealized gains (losses), net of tax of $(99)—2004, $(56)—2003.............	157	90
Shareholders' equity based on U.S. GAAP (3).....	$380,224	$341,164

Notes:

(1) *Under Canadian GAAP, Old Lyme was recorded as an investment held for sale at its cost, which was equivalent to its fair value, of $40,938 on June 28, 2001. No further adjustments were made to the carrying value of the investment until Old Lyme was sold on May 30, 2002, when the Company recorded a gain of $2,613, equal to the difference between the sale proceeds (which were agreed to be its net asset value under U.S. GAAP as of December 31, 2001 plus interest at 4% per annum from December 31, 2001 until closing) and its carrying value. Interest on debt financing the purchase of Old Lyme was charged to income as it accrued.*

Under U.S. GAAP, Old Lyme was recorded as an investment held for sale at its fair value of $40,938. Between acquisition and completion of the sale the carrying value of the investment was adjusted for increases in fair value due to changes in its U.S. GAAP net asset value and interest accretion. Such adjustments were reflected as changes in goodwill arising on the HUB Northeast acquisition. Interest on debt financing the purchase of Old Lyme was debited to the carrying value of the investment and did not impact earnings. The difference between the carrying value of the investment as of the date of completion of the sale and the sale proceeds was reflected as an adjustment to goodwill arising on the HUB Northeast acquisition and accordingly no gain or loss was recorded in income.

The impact of the above noted Canadian and U.S. GAAP differences on earnings were as follows:

	2004	*2003*	*2002*
Gain recognized under Canadian GAAP not recorded under U.S. GAAP............	*$—*	*$—*	*$(2,613)*
Interest charged to earnings under Canadian GAAP not charged to earnings under U.S. GAAP...............	*—*	*—*	*377*
	$—	*$—*	*$(2,236)*

(2) *Under Canadian GAAP, the fair value of the put options (determined using the Black-Scholes model) issued in connection with certain 2001 acquisitions was allocated to equity instruments on the balance sheet. The balance of the purchase price was allocated to debt. Changes in the value of the put options in periods subsequent to the acquisition date are included in earnings. Under U.S. GAAP prior to July 1, 2003, the fair value of the share consideration and the attached put options was initially recorded in equity and the redemption value of the shares to which the put options are attached was reclassified as mezzanine equity outside of shareholders' equity as a result of the put options granted on those shares to certain of the selling shareholders. On July 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 150,* Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. *This Statement requires that an issuer classify financial instruments meeting certain criteria as liabilities (or assets in some circumstances) rather than equity. As a result of the adoption of this new standard, the Company changed its accounting policy with respect to the financial instruments issued in connection with certain 2001 acquisitions. Effective July 1, 2003, the Company re-measured the fair value of the put options (using the Black-Scholes model) and classified this amount as liability. Amounts previously classified as mezzanine equity were reclassified as shareholders' equity. The difference between the estimated fair value of the put options as at July 1, 2003 and May 31, 2001 was reported as a cumulative adjustment to net earnings under U.S. GAAP. Comparative financial statements were not restated. Under U.S. GAAP, changes in the estimated fair value of the put options are included in earnings.*

Also under U.S. GAAP, the fair value of the put options at the date of issuance was also recorded as a debit and credit to shareholders' equity, representing an unearned compensation expense, as the put options require the selling shareholders to remain employed by the Company in order to be able to exercise the put options. Compensation expense was recognized using the straight-line method over the period from the issue date to the exercise date.

As part of the negotiations of contingent consideration the former owners of certain 2001 acquisitions agreed to relinquish their rights to put options on 730,000 common shares at December 31, 2003 and on 1,423,000 common shares at December 31, 2002. Accordingly at December 31, 2004 and 2003 no put options were outstanding on the Company's common shares.

(3) *The condensed consolidated statements of earnings and cash flows for the years ended December 31, 2004, 2003 and 2002 and the condensed consolidated balance sheets as at December 31, 2004 and 2003, under U.S. GAAP are as follows:*

	2004	*2003*	*2002*
Condensed consolidated statements of earnings:			
Revenue..........................	*$360,850*	*$286,359*	*$219,960*
Net earnings before income taxes........	*$ 46,278*	*$ 55,376*	*$ 40,781*
Net earnings......................	*$ 26,244*	*$ 36,435*	*$ 26,351*
Condensed consolidated statements of cash flows:			
Cash provided by operating activities....	*$ 57,356*	*$ 53,936*	*$ 19,456*
Cash (used in) investing activities.......	*$ (93,300)*	*$ (20,146)*	*$ (8,970)*
Cash provided by financing activities....	*$ 48,073*	*$ 4,553*	*$ 3,176*
Effect of exchange rate changes in cash and cash equivalents.........	*$ 4,023*	*$ 3,067*	*$ 100*
Condensed consolidated balance sheets:			
Total current assets..................	*$348,707*	*$314,307*	
Total assets (5).....................	*$853,753*	*$695,125*	
Total current liabilities...............	*$279,345*	*$233,358*	
Total liabilities (5)..................	*$473,529*	*$355,961*	
Total shareholders' equity.............	*$380,224*	*$341,164*	

(4) Under U.S. GAAP, comprehensive income is measured in accordance with SFAS No. 130, Reporting Comprehensive Income. *This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners and includes the change in unrealized gains (losses) on debt and equity securities and foreign currency translation adjustments. Under Canadian GAAP unrealized gains and losses (arising from a temporary decline in value) on equity securities are not recorded and foreign currency translation adjustments are presented as movements in the cumulative translation account. Certain disclosures required by SFAS 115,* Accounting for Certain Investments in Debt and Equity Securities, *have not been included as such disclosures related to the Company's investments in debt and equity securities are immaterial to the overall financial statement presentation.*

(5) Under Canadian GAAP, the Company accounts for the interest rate swap transaction which converted fixed rate interest payments of 5.71% and 6.16% on the Senior Notes of $10 million and $55 million, respectively, using the synthetic instruments method. Under this method, the Company reports in earnings the net interest expense on the swap and associated debt as if it were a single, synthetic, financial instrument. The fair value of the swap, estimated at $2.4 million, is not recognized in the Company's Canadian GAAP financial statements. Under U.S. GAAP, the Company has designated the swap transaction as a hedge of changes in the fair value of its fixed rate debt caused by changes in interest rates. Under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, *the Company records the swap on its U.S. GAAP balance sheet at its fair value. Changes in fair value of the swap are reported in earnings. Changes in the fair value of the debt being hedged which are attributable to changes in interest rates are recognized in earnings by adjustment of the carrying amount of the debt.*

Pro Forma Results of Talbot Acquisition (Unaudited)

Below is the Company's unaudited pro forma condensed consolidated statements of earnings information for the year ended December 31, 2004 and 2003, respectively, assuming the acquisition of Talbot, as described in note 4, had taken place at January 1, 2004 and January 1, 2003, respectively:

	2004	2003
Revenue	$417,406	$386,288
Net income	$ 15,408	$ 12,667
Earnings per share		
Basic	$ 0.51	$ 0.42
Diluted	$ 0.47	$ 0.40
Weighted average shares outstanding—Basic (000's)	30,246	29,967
Weighted average shares outstanding—Diluted (000's)	33,307	31,567

This unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what the actual consolidated results of operations for the years ended December 31, 2004 and 2003, respectively, might have been if the acquisition had been effective at January 1, 2004 and January 1, 2003, respectively.

Effects of New Accounting Pronouncements

The Company is not aware of any new U.S. accounting pronouncements which will impact on its financial reporting.

The Canadian Accounting Standards Board has issued two new accounting standards that will affect the Company in 2007. These new standards align Canadian GAAP to U.S. GAAP. Accordingly, information currently presented in the Company's "Reconciliation to U.S. GAAP" note will be incorporated into the Company's financial statements and these GAAP differences will be eliminated.

Financial Instruments—Recognition and Measurement

New Section 3855 will affect the Company's reporting of the interest rate swap whereby the swap will be recorded on the Company's balance sheet at its fair value. Currently, the fair value of the swap is not recognized on the Company's balance sheet.

Comprehensive Income

New Section 1530 establishes standards for the reporting and display of comprehensive income. Unrealized gains and losses on debt and equity securities as well as foreign currency translation adjustments will be included in comprehensive income. Currently, the Company does not record these unrealized gains and losses and foreign currency translation adjustments are recorded in equity through the cumulative translation account.

20. Quarterly Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended December 31, 2004					
Revenue	$79,349	$82,231	$94,902	$104,368	$360,850
Net earnings	$ 9,623	$11,591	$ 1,146	$ 3,884	$ 26,244
Net earnings per share—Basic	$ 0.32	$ 0.38	$ 0.04	$ 0.13	$ 0.87
Net earnings per share—Diluted	$ 0.29	$ 0.35	$ 0.04	$ 0.12	$ 0.80
Year ended December 31, 2003					
Revenue	$68,877	$74,155	$64,671	$ 78,656	$286,359
Net earnings	$ 8,904	$10,109	$ 6,820	$ 10,676	$ 36,509
Net earnings per share—Basic	$ 0.30	$ 0.34	$ 0.23	$ 0.36	$ 1.22
Net earnings per share—Diluted	$ 0.28	$ 0.31	$ 0.22	$ 0.33	$ 1.14

21. Subsequent Events

In January, 2005 the Company was named as one of several defendants in another class action filed in Federal District Court in Illinois, containing allegations substantially similar to those in the Opticare case and other Illinois federal class actions. As with the other class actions there are no specific factual allegations relating to the Company. The Company denies allegations made in these lawsuits and intends to vigorously defend these cases.

In January, 2005 the Company and affiliates were named as defendants in a class action filed in the Circuit Court of Cook County, Illinois. The named plaintiff is a Chicago law firm that obtained its professional liability insurance through Hub International of Illinois Limited (formerly Mack and Parker, Inc.) which claims that an undisclosed contingent commission was received with respect to its policy. The Company denies this and the other allegations of the complaint and intends to vigorously defend this case.

Also in January, 2005, HUB Illinois received a supplemental subpoena from the Illinois Insurance Division. A timely response has been provided.

In February, 2005 one of the Company's subsidiaries received and responded to a letter of inquiry from authorities in California seeking information regarding its compensation agreements.

On February 17, 2005, the Federal Judicial Panel on Multidistrict Litigation transferred the Opticare case, as well as three other class actions in which we are not named, to the District of New Jersey. The Company expects that the three class actions filed in Federal District Court in Illinois will also be transferred to New Jersey.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over Hub's financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934).

Management has used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Hub's internal control over financial reporting.

Management has assessed the effectiveness of Hub's internal control over financial reporting as at December 31, 2004, and has concluded that such internal control over financial reporting was effective.

Based on management's assessment, there were no material weaknesses in Hub's internal control over financial reporting as at December 31, 2004.

PricewaterhouseCoopers LLP, who has audited Hub's consolidated financial statements for the year ended December 31, 2004, has also audited management's assessment of the effectiveness of Hub's internal control over financial reporting as at December 31, 2004 as stated in their report which appears on page 61 of this Annual Report.



Martin P. Hughes
Chairman and Chief Executive Officer
March 7, 2005



Dennis J. Pauls
Vice President and Chief Financial Officer
March 7, 2005

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of
Hub International Limited

We have audited the accompanying consolidated balance sheets of Hub International Limited (the "Company") as at December 31, 2004 and 2003 and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. We have also audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and management's assessment thereof included in Management's Annual Report on Internal Control over Financial Reporting appearing on page 60. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We conducted our audit of the effectiveness of the Company's internal control over financial reporting and management's assessment thereof in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as at December 31, 2004 is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 7, 2005

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

In connection with our initial public offering in the United States, our common shares became listed on the New York Stock Exchange (NYSE) on June 18, 2002 under the symbol HBG. Our common shares are also listed and posted for trading on the Toronto Stock Exchange (TSX) in Canada under the symbol HBG. The following table sets forth the high and low sales prices per share for our common shares on the NYSE and TSX:

	NYSE		TSX		Cash
	High	Low	High	Low	Dividends
2002					
First Quarter			C$21.00	C$15.50	C$0.07
Second Quarter	$16.80	$13.46	C$25.75	C$20.00	C$0.07
Third Quarter	$16.60	$12.90	C$25.25	C$20.25	C$0.07
Fourth Quarter	$18.60	$11.45	C$29.00	C$17.71	C$0.07
2003					
First Quarter	$15.05	$11.55	C$23.12	C$17.34	$0.05
Second Quarter	$17.18	$13.05	C$23.27	C$19.00	$0.05
Third Quarter	$19.97	$15.50	C$27.50	C$20.95	$0.05
Fourth Quarter	$17.05	$15.00	C$22.99	C$19.40	$0.05
2004					
First Quarter	$19.25	$15.94	C$25.50	C$20.42	$0.05
Second Quarter	$19.40	$17.75	C$26.90	C$24.00	$0.05
Third Quarter	$19.62	$17.37	C$25.65	C$22.20	$0.05
Fourth Quarter	$18.84	$16.00	C$23.25	C$19.00	$0.05
2005					
First Quarter (through March 1, 2005)	$20.02	$17.60	C$24.91	C$21.45	$0.06

On December 31, 2004, the closing price of our common shares on the NYSE was $18.41 and on the TSX the closing sale price was C$22.00. -+$0.8308. As of March 1, 2005, there were 30,584,013 of our common shares issued and outstanding. As of the close of business March 1, 2005, we had approximately 297 holders of record of our common shares.

We have no formal dividend policy other than the board of directors considers the payment of dividends as quarterly financial information becomes available. In the future, dividends will be paid at the discretion of our board of directors depending on our financial position and capital requirements, general business conditions, contractual restrictions and other factors. Dividends paid after December 31, 2002 have been, and dividends, if any, that may be declared in the future, will be declared in U.S. dollars instead of Canadian dollars.

We did not repurchase any of our shares in the fourth quarter of fiscal 2004.

For Further Information

Investors can obtain additional information on Hub International Limited at our website, http://www.hubinternational.com, or by contacting the investor relations department at our executive offices in Chicago.

Safe Harbor Statement

This Annual Report may contain forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements relate, among other things, to our plans and objectives for future operations and are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, risks associated with implementing our business strategies, identifying and consummating acquisitions, integrating acquired brokerages, attaining greater market share, developing and implementing effective information technology systems, recruiting and retaining qualified employees, fluctuations in the premiums charged by insurance companies with corresponding fluctuations in our premium-based revenue, any loss of services of key executives, industry consolidation, increased competition in the industry, fluctuations in the demand for insurance products, exchange rates, resolution of regulatory issues, including those related to compensation arrangements with insurance companies, the actual costs of resolution of contingent liabilities and the passage of new legislation subjecting our business to regulation in jurisdictions where we operate. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Additional information regarding these risks and other factors that could cause Hub International's actual results to differ materially from our expectations is contained in the company's filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as otherwise required by federal securities laws, Hub International undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Information

BOARD OF DIRECTORS

Martin P. Hughes
Chairman and Chief Executive Officer,
Hub International Limited

Richard A. Gulliver
President, Hub International Limited

Bruce D. Guthart
Chief Operating Officer,
Hub International Limited

Anthony Griffiths
Independent Consultant(2)(3)

Paul Murray
President, Pinesmoke Investments(1)(3)

Bradley P. Martin
Vice President, Fairfax Financial Holdings Limited

Frank Wilkinson
Independent Consultant(2)(3)

Stuart B. Ross
Trustee, Hansberger International
Institutional Series(1)

Edward W. Lyman, Jr.
Retired Executive Officer of
Harris Trust & Savings Bank(1)(2)

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating and Corporate Governance Committee.

EXECUTIVE MANAGEMENT TEAM

Martin P. Hughes
Chairman and Chief Executive Officer

Richard A. Gulliver
President

Bruce D. Guthart
Chief Operating Officer

Lawrence J. Lineker
Chief Sales Officer

Dennis J. Pauls
Chief Financial Officer and Vice President

W. Kirk James
Chief Corporate Development Officer,
Vice President and Secretary

Marianne D. Paine
Chief Legal Officer and Assistant Secretary

EXECUTIVE COMMITTEE

Timothy R. Barnes
Executive Vice President,
Talbot Financial Corporation

R. Craig Barton
President, Canadian Operations,
Chief Executive Officer,
Hub International Barton Limited

James S. Barton
President and Chief Operating Officer,
Hub International Barton Limited

John L. Brackett
President, Talbot Financial Network

Charles C. Burnham
Chief Executive Officer,
Hub International Midwest Limited

Steven K. Bush
President, Bush, Cotton & Scott

Kirk P. Christ
Executive Vice President, Regional Manager,
Talbot Insurance and Financial Services, Inc.

Marc I. Cohen
President and Chief Executive Officer,
Hub International Group Northeast Limited &
Program Brokerage Corporation

John R. Curran
Vice President, Marketing, Hub International Limited

Terri Anne DiFlorio
President, Hub Financial Inc. and Hub Capital Inc.

Roger F. Forystek
President, Hub Southwest, a division of
Talbot Agency, Inc.

Richard A. Gulliver
President, Hub International Limited

Bruce D. Guthart
Chief Operating Officer, Hub International Limited

Martin P. Hughes
Chairman and Chief Executive Officer,
Hub International Limited

W. Kirk James
Chief Corporate Development Officer,
Vice President and Secretary,
Hub International Limited

Lawrence J. Lineker
Chief Sales Officer,
Hub International Limited

Stephen J. Mallory
President and Chief Executive Officer,
Hub International Ontario Limited

Tina E. Osen
President and Chief Executive Officer,
Hub International TOS Limited

Marianne D. Paine
Chief Legal Officer and Assistant Secretary,
Hub International Limited

Richard J. Palleschi
President and Chief Executive Officer,
Hub International New England LLC

Dennis J. Pauls
Chief Financial Officer and Vice President,
Hub International Limited

Michael P. Sabanos
Executive Vice President and Chief Financial Officer,
Hub International Northeast Limited

Peter L. Scavetta
Vice President, Finance,
Hub International Limited

André Soucisse
President and Chief Executive Officer,
Hub International Québec Limitée

Roy H. Taylor
President, Talbot Insurance and Financial Services, Inc.

David E. Weymouth
President, Talbot Financial Corporation

Debbie K. Wilson
Chief Technology Officer, Hub International Limited

William T. Zanoni
President, Hub International of Illinois Limited

Julie A. Zimmer
Vice President, Sales,
Hub International Limited

U.S. Executive Office
55 East Jackson Boulevard
Chicago, IL 60604-4187
877.402.6601

Canadian Office
8 Nelson Street West
Brampton, Ontario L6X 4J2

Independent Accountants
PricewaterhouseCoopers LLP

Transfer Agent and Registrar
CIBC Mellon Trust Company
Mellon Investor Services LLC
(U.S. Co-Transfer Agent)

Share Listing
New York Stock Exchange
Toronto Stock Exchange
Stock Symbol: HBG

Annual Meeting
The annual meeting of the shareholders of Hub International Limited will be held on Wednesday, May 11, 2005 at 10:00 AM Central Time at the Harold Washington Library Center, 400 South State Street, Chicago, IL USA.

Hub International Limited
55 East Jackson Boulevard
Chicago, IL 60604
877-402-6601
www.hubinternational.com